FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

2004 Interim Financial Results

RESULTS SUMMARY

A detailed description of the basis of results presentation is included in Section 2.4.5, including a detailed explanation of the main differences between 'statutory' and 'trading' results disclosed.

	6 months to 30 June 2004	6 months to 31 December 2003	6 months to 30 June 2003
	£ m ___________	£ m ___________	£ m ___________
Profit / (loss) before tax

Personal Financial Services (PFS)	340	(116)	351
Portfolio Business Unit (PBU)	10 ___________	(426) ___________	(495) ___________

Statutory profit / (loss) before tax	350	(542)	(144)

Key ratios

Abbey earnings / (loss) per share (pence) (1)	13.0p	(40.4)p	(12.0)p

Dividend per share (pence)	8.33p	16.67p	8.33p

Tier 1 capital ratio	10.9%	10.1%	10.9%
Equity Tier 1 capital ratio	7.5%	6.9%	7.6%

Equity shareholders' funds per ordinary share (pence)	328p	321p	381p

PFS trading data:

Trading income (2)	1,319	1,374	1,415
Trading expenses (2)	(783)	(817)	(760)
Trading provisions (2)	(68) ___________	(124) ___________	(67) ___________

Trading profit before tax	468	433	588

Of which:

Banking and Savings	353	401	475
Investment and Protection	115	133	106
General Insurance	36	44	29
Abbey Financial Markets	75	42	98
Group Infrastructure	(111) ___________	(187) ___________	(120) ___________
Trading profit before tax	468	433	588

Trading earnings per share (pence) (3)	19.2p	17.2p	24.5p
Trading cost: income ratio (4)	59.4%	59.5%	53.7%

PFS balance sheet

Total risk weighted assets	£51.6bn	£52.2bn	£48.2bn

Spread

PFS Banking spread	1.58%	1.75%	1.86%

PBU balance sheet:

Total assets	£8.3bn	£12.3bn	£25.7bn
Total risk weighted assets	£5.9bn	£9.0bn	£17.7bn
Notional equity release (5)	£1.2bn ___________	£1.0bn ___________	£0.8bn ___________

(1) The Abbey earnings per share comprises PFS earnings per share of 12.4p and PBU earnings per share of 0.6p. Tax rates used are contained in Section 6.7.

(2) As set out in detail in Section 2.4.5, in deriving the trading results, certain charges in relation to the cost programme and strategic restructuring process are excluded, as are investment variances and other specific life-related adjustments, and goodwill charges. Section 2.4 provides a breakdown of the items excluded to arrive at the 'trading performance' definition by profit and loss line.

(3) Calculated based on the trading profit before tax, assuming a 30% tax rate (2003 30%), and after a minority interest charge of £24m (Half 1 2003: £28 m; Half 2 2003: £27m) and preference share dividends of £24m (Half 1 2003: £28m; Half 2 2003: £28m) with a reconciliation to the statutory data in Section 2.4.4.

(4) If adjusted for expenses accounted for as part of embedded value, the ratio would be 61.8% (Half 1 2003: 56.6%; Half 2 2003: 61.9%).

(5) A detailed working of the notional equity release is contained in Section 4.1.

CHIEF EXECUTIVE'S REVIEW

Overview

We are nearly halfway through our three year transformation, and have moved back into overall profit for the first time in two years, reporting a statutory profit before tax of £350m (Half 1 2003: loss of £144m) and PFS trading profit before tax of £468m (Half 1 2003: £588m).

"17 months ago the company was facing three areas of serious risk that threatened Abbey's future - these have been addressed and we are now able to focus all of our time and effort on growing the Personal Financial Services (PFS) business.

We are undertaking a major turnaround of our core PFS business, and we have made excellent progress in rebuilding and revitalising Abbey. We have reversed years of under-investment in Abbey's people, products, service levels and systems while improving efficiency allowing us to keep the cost base flat, and removing pricing eyesores that did not fit with our brand positioning. This level of change has hurt our business performance in the first half of the year, as we had previously warned. However, the period of biggest disruption is behind us and we now have a competitive PFS platform.

There is still some way to go, but we can take heart from the enthusiastic response of our people, and we believe our customers are already enjoying a better all round experience compared to 12 months ago. We will build on this in the second half of the year.

It will take time before the improved customer experience is recognised by customers and begins to increase business levels and build sustainable revenue growth. There are no short cuts in this regard - we are investing in Abbey's long-term future. We are still targeting the second half of 2004 as being the turning point for PFS."

Luqman Arnold

Luqman Arnold

Summary of the financial results for the first half of 2004:

> PFS trading profit before tax of £468m (Half 1 2003: £588m), but up 8% on the second half of 2003 and better than expected, with an improved profit before tax in the second quarter;

> an overall Group profit before tax of £350m (Half 1 2003: loss of £144m), consisting of:

> PFS trading profit (as above); less

> PFS 'non-trading' charges of £128m (Half 1 2003: £237m), largely comprising investment variances in our life companies, re-organisation expenses in relation to the cost reduction initiatives and the one-off cost of complying with new regulatory requirements; and

> Portfolio Business Unit (PBU) profit before tax of £10m (Half 1 2003: loss of £495m), together with continued success in asset sales, with a further 33% reduction in overall asset balances, including a 54% reduction in sub-investment grade assets.

> an Equity Tier 1 ratio of 7.5% (December 2003: 6.9%) and Tier 1 ratio of 10.9% (December 2003: 10.1%), with the improvement due to a return to profit on a group basis and a further capital release from the PBU. The proposed interim dividend is 8.33 pence, in line with the interim payment made in 2003.

Our PFS businesses continue to face competitive markets and a challenging trading environment for investment sales. There is also a degree of ongoing disruption from the transformation programme, including the lead-time before new people, technology and continued high levels of training begin to have a positive impact. However, we are now seeing positive lead indicators in a number of areas.

In the PBU, the mark-to-market deficit on debt securities and loans has been reduced to nil. In line with the year to date position, the remaining disposals targeted for 2004 are expected at levels consistent with net book value in aggregate.

Financial and Business Highlights - Personal Financial Services

PFS trading profit before tax of £468m was down 20% on the corresponding period (Half 1 2003: £588m), but better than expected and up on Half 2 of 2003 as a result of:

> a fall in net interest income of £51m driven by Banking and Savings. This reflected the narrowing of the spread to 1.58% (Half 2 2003: 1.75%), in line with expectations, largely due to SVR re-pricing and other pressures on mortgage margins. The spread decline is expected to moderate substantially in the second half;

> a decrease of £4m in non-interest income, largely attributable to a lower contribution from Investment and Protection reflecting the lower earnings from the in-force business as a result of 2003 write-downs and changes in the discount rate;

> trading costs (including expenses reported as part of embedded value) of £867m down 4% on the second half of 2003, with underlying inflation continuing to be offset by incremental cost programme savings, and a more even phasing of marketing spend. The annualised benefits of the cost programme are now running at £183m, up £18m to date in 2004, and overall the cost base is expected to be held broadly flat for the year; and

> a lower provisions charge, reflecting non-recurrence of a provision of £50m for product mis-selling raised in 2003, and a further improvement in mortgage credit quality more than offsetting volume related growth in unsecured lending provisions and fraud write-offs in relation to bank accounts.

On a trading basis earnings per share of 19.2 pence, were up from 17.2 pence in the second half of 2003.

PFS statutory profit before tax was £340m (Half 2 2003: loss of £116m), with the improvement largely attributable to lower re-organisation costs, as well as a lower charge in relation to the life assurance business. In total, non-trading charges were £128m (Half 2 2003: £549m).

As expected, PFS new business flows in the first half followed recent trends overall, though the extent of business change being implemented has had an adverse impact. We had previously flagged that this could happen, and this has been noticeable both in our direct and intermediary channels, in particular in mortgages. Notwithstanding this, the franchise remains strong and customer lead indicators have begun to turn up. There have been some creditable performances, and where we have faced challenges, we have started to make headway.

In summary, the new business flows include:

> total retail deposit flows turned around positively in the second quarter, with an inflow of £0.2bn compared to an outflow of £1.2bn in the first three months. The improvement reflects the first fruits of action taken, including new product launches and marketing campaigns, changes to pricing and a focus on profitable branch-based accounts. Importantly, outflows from back-book branch accounts were offset by new branch-based accounts such as Flexible Saver. We are aiming to build on the second quarter performance with continuing net inflows targeted for the remainder of the year;

> gross mortgage lending share slipped to 9.0% from 10.5% in Half 2 2003. This was almost entirely due to a reduced share of the remortgage market, which is comparatively easier to regain and typically of low profitability. Our combined share of the more loyal and profitable first time buyer and home mover segment has remained in the range 10 - 12%;

> overall net lending was £3.2bn, an estimated market share of 6.1%, with share of capital repayments again below our stock share. We have managed to sustain a c10bps widening of average new business pricing which, we are confident has not had an adverse impact on gross lending. We have taken many steps to improve the fundamentals of mortgage sales, in some cases at short-term cost. Additionally, processing backlogs in the intermediary channel have now been addressed, a new fast track process for lending with LTV less than 60% introduced, and some selective best buy products have been introduced to the range. As a result, mortgage applications have started to move sharply up again in recent weeks. In recent months, our extensive customer tracking survey has shown customer willingness to consider Abbey as their mortgage provider improving, with our rank versus direct peers improving from 4th to joint 1st, and closing a 10 point gap with HBOS that existed at the time of the business relaunch;

> credit quality remains excellent, with a 16% reduction in 3-month-plus mortgage arrears cases in 2004; and

> in other areas, we achieved new bank account openings of 191,000, with Abbey branded in credit balances up 5% to £4.5bn in the first half alone, and a 10% increase in unsecured lending balances with new unsecured personal loan business up 22%.

The period of greatest disruption is now behind us, and our new people in key pricing and product design, marketing and distribution roles are now becoming increasingly effective. In the areas of mortgages and savings we have taken corrective action and remain optimistic about the outlook and our strength in these markets.

Tackling three areas of serious risk

17 months ago there were three areas of serious risk that threatened Abbey's future. These risks have been well documented, with high levels of disclosure provided over this period to allow investors to understand the size of the challenges. Mitigating these risks was our greatest immediate priority. At the half way stage of our transformation, these risks (outlined below) have substantially been removed.

Risk exposures in the Wholesale Bank substantially reduced, exit plans for the other PBU businesses progressing well, with no further material losses anticipated:

> a further 33% reduction in PBU assets, including a 54% reduction in sub-investment grade assets, with the PBU reporting an overall profit before tax in the first half;

> current PBU asset balance of £8.3bn, down 86% from the £60.0bn opening position;

> all remaining debt securities and loan portfolios provisioned to reflect our best estimates of realisable market value and the remaining unrealised deficit of £66m at the year-end eliminated;

> the disposal of the majority of the remaining assets is well advanced; and

> £1.2bn of capital has been released to the centre to date, with the final result in 2004 likely to be significantly better than current market expectations.

Review of the closed with profits funds completed, with funds in balance under the proposed new regulatory framework (CP 195), and further risk to shareholder capital substantially reduced:

> completion of an extensive review of the with profits funds, undertaken over many months, including agreement with the Financial Services Authority (FSA), and increased clarity for policyholders;

> provisions previously raised in relation to realistic deficits were adequate to offset the required usage of shareholder monies in the with profits funds. There is no adverse charge to capital or profit as a result of the agreement. A substantial improvement in quality and transparency of the capital invested in the Life companies has been reported;

> ongoing risks in the business have been minimised, through extensive hedging, reassurance of a high proportion of annuity and mortality risk, and no ongoing investment business being written with guarantees underpinned by the shareholder; and

> by addressing this issue we can start to rebuild relationships in the IFA community, and move forward with more confidence in the investment market in the latter part of 2004 and into 2005.

Completed a comprehensive set of improvements to Abbey's risk management approach and the bank's compliance arrangements, effectively mitigating the regulatory risk that was overhanging the company:

> extensive changes at senior management level in the risk and compliance functions including several new external hires;

> improved systems and controls now in place;

> new anti-money laundering unit up and running; and

> introduced significant improvements to how we identify customers opening new accounts, with all front-line employees trained in the new procedures and all account applications and supporting literature rewritten.

There are further regulatory challenges ahead, in particular the introduction of new mortgage regulations from November this year. This is intensive work but the changes we have made to our systems and controls mean we are much better equipped for the future.

Capital and Dividends

A return to profitability on a group basis and the continued success in disposing of PBU assets has resulted in an improvement to the capital ratios, with a Tier 1 ratio of 10.9% and Equity Tier 1 of 7.5% (December 2003: 10.1% and 6.9% respectively).

An interim dividend of 8.33p has been declared, consistent with the same point in 2003. The dividend takes into account our view of the remaining execution challenges and opportunities surrounding the PFS transformation programme.

The amount of capital required by the ongoing PFS businesses must be consistent with retaining a robust credit rating. Clarity on this is now dependent on the turnaround of the PFS business and resolution of remaining uncertainty surrounding the impact of International Accounting Standards, Basel II, and other regulatory and accounting issues. Although some of the impacts appear more positive than we had feared at the year-end, it remains too early to be certain about the prospects for or the potential size of any capital surplus.

Strategic update - meeting the priorities set out at the start of the year

In addition to tackling the risks facing Abbey, we have made significant progress in a complete overhaul of the PFS business. In the last 17 months we have restructured the company, improved the management quality, invested in our people and the tools they need to do their jobs, and improved the range of products we offer to our customers. At the same time, we are streamlining our operations to improve customer service and reduce costs. In September of last year, we relaunched the business, fundamentally changing our approach to customers.

Since the start of the cost programme, we have taken over £180m of costs out of the business, keeping costs flat after inflation and reinvestment.

The speed of change has been maintained in the first half of 2004, with notable progress including:

Investing in our people

> the population of management below Board level has been reduced by 20% since September last year. We are bringing in new talent to the company with 40% of this group new to Abbey, of which 16 have joined since January. The effectiveness of this key group is now building fast;

> in total, the level of training being delivered has continued at the high levels reported in the second half of last year, focusing on the new Customer Relationship Management (CRM) software, advice model and supporting people moving into new roles. An increased level of business as usual training is also continuing, including induction training that has contributed to a fall in new joiner turnover; and

> since the start of 2004 we have increased the customer-facing staffing levels in our customer sales division by approaching 400 full-time equivalents.

Catch-up in IT and systems

The rollout of our new CRM system (One on One) is fully on track.

> we have increased the number of staff using the One on One system from 8,000 at year end to 11,000 at the end of June 2004; and

> the system itself is best in class, providing our people with a complete view of customers across all channels, as well as being able to deliver sales prompts.

A wider programme of upgrading IT capability has also continued at pace in the first half.

> of 40,000 pieces of equipment to be upgraded, at the end of June we had installed 32,000 - with the remaining upgrades expected to be completed in the third quarter of this year; and

> completed the upgrade of the telecommunications platform in the branches, which is one of the largest voice-over-IP networks of its kind in UK PFS.

Continuing the rationalisation of operations and sales servicing

This includes the relocation of UK functions to larger sites in the UK and India. We have made good progress following the announcement of the closure of three major sites in January.

> we have continued to transfer roles to our service centres in India, bringing the total to 380, working on bank account service calls and protection new business processing. We expect more than 600 roles will be operating from India by the end of 2004;

> service and complaints levels to date have been comparable, if not better, than the UK equivalent - reflecting our careful approach in planning, training and handovers;

> in the UK we have transferred more than 1,000 roles from offices in Edinburgh to existing sites in Glasgow and will have completed the closure of our Derby and Warrington sites by the year end; and

> a further 17 smaller offices have also been closed since the beginning of the year with more closures planned for the second half of the year.

In January, we also announced a change in our approach to fund management to deliver better investment performance and choice at affordable cost. As a result, we closed a large part of our in-house fund management operation whilst retaining specialist functions where we have a proven track record and skills in customer profiling, asset allocation, manager selection and administration. We have adopted a multi-manager philosophy for fund management, which we believe perfectly suits our customer positioning, incorporating both the highest probability of long-term sustainable performance as well as choice.

New approach to customers

Following the relaunch of the business last year, the initial positive response has been consolidated through the year to date.

> staff morale and reaction to the goals and aspirations of the business remains positive; and

> we have continued to change the way we communicate with our customers, through our people, literature, letters, advertising and all round appearance.

Most of the work that we have done to support the advice model is now in place, and the new approach to customers is being embedded across our sales and operational channels.

> the re-organisation of the sales force is well progressed with 850 Customer Managers already transferred into the new role of Personal Financial Consultant (PFC). The new PFC role allows the individual to give advice on a wider range of unregulated products (including banking, savings, insurance and unsecured loans), providing customers with more seamless service and reducing waiting times to obtain an interview and we have also already increased capacity to provide mortgage advice compared to 12 months ago;

> lending and savings decision trees are now in place to help identify customers' needs; and

> the extent to which the PFC role will be extended in the future to provide guidance on an appropriate range of investment products is currently under review, and will be influenced by ongoing Sandler and FSA reviews.

Branch review nearing completion

Over the last nine months we have undertaken a fundamental review of our retail estate - focusing on the reach and location of our branch network, as well the design and pilot of new branch layouts and retail formats. The review is one of the most extensive undertaken, and the first complete review undertaken by Abbey since the late 1980s. With only 5% of the network benefiting from adequate levels of investment and attention over the last five years, it is important to be clear on where investment is most needed.

The review matches our current network against the changing retailing map of the UK, customer demographics, customer demand and level of competition. Initial findings suggest that the overall number of branches is about right although they might not all be in the right place, or have the right level of facilities such as till positions, ATMs, or customer interview desks.

We are launching a trial of a number of new physical formats, including kiosks, columns and new style branches, with more to follow by the end of the year. Across the branch network as a whole, there will be differing levels of refurbishment based on our assessment of commercial return, which should allow visible progress in the first year of the programme.

Difficulties in design and planning in relation to fascias and signage, which reduced the impact on the high street and delayed rollout, have now been overcome and we are accelerating the remaining re-branding work.

Strategic Update - improving the customer experience

When we began the transformation of Abbey, we based the new personal financial services business on an agenda of consumer fairness, anticipating the growing importance of consumer rights in financial services. We reinforced this in our business relaunch in September last year. This approach drives the fundamental way we deal with customers, from greeting them in branches to new product design.

The industry's recognition of consumer rights has happened more quickly than we expected. Competitors and regulators are reflecting this in their own recent moves. We are already some way down the track, and although there is much yet to do, Abbey customers are already reaping the benefits, from fairer charges to better service standards.

Overall customer satisfaction is robust:

> we have significantly increased the customer tracking research undertaken and used within the business; and

> in terms of overall satisfaction, Abbey is still in the middle of the peer group, but has seen a relative improvement in recent months, which is a positive result given the short-term disruption of our change programme.

Back-book pricing eyesores tackled:

> completed the realignment of the SVR pricing to the peer group in November of last year, in total equating to 35bps over a 12 month period; and

> removal of Instant Saver from sale, with all customers now mailed and advised of alternative options, with over 300,000 customers subsequently transferred to alternative Abbey products.

Better products, distinctive offers:

> in the mortgage market we are moving from plain, rate-led offers to a range of options that meet customer needs more fully. These are presented in easy to understand groups to make sure customers make the right choice, and are not swayed by headline rates alone. This has included the launch of 'deal for life' late in 2003, the 'reward mortgage' earlier this year, and generally upgrading our range of flexible mortgages. There is more to do, but we have made a good start and feedback from new mortgage customers is positive;

> we have relaunched Flexible Saver in the second quarter - a product that we would claim to be 'best in the high street' and consistent with our focus on profitable branch-based accounts. We have added a passbook, removed differential channel pricing, and introduced a new base rate guarantee and special bonus for all customers. We have also moved our pricing on e-saver to make it more competitive, with cahoot also offering competitive rates and attracting new customers to Abbey;

> in Scottish Provident we have a market leading protection product - which has won a number of industry awards including, in recent months, 'Protection Provider of the Year' at the Financial Adviser awards. In multi-manager we have an excellent product that offers customers access to the best fund managers at an affordable price;

> for our banking customers we have simplified our account range and charging structure, making it fairer and easier to understand, and less harsh on occasional slips over agreed limits;

> we have vastly improved the Abbey e-banking site, using what we have learnt from cahoot. Customer satisfaction with the e-banking service has increased from 65% in April of last year to 75% currently, with the number of regular users up by 28%. We now have around a quarter of a million regular users of the Abbey e-banking service, and around half a million cahoot customers; and

> we are continuing to change the way we communicate with customers, removing jargon and sticking to plain English. As part of this we have reduced the number of letters by 40% from over 9,000 to around 5,500, all of which have been re-written.

Raising service standards across all our channels:

In the last year we have made excellent progress in addressing service issues. In 2003, we closed much of the gap that had opened up between Abbey and our peers, and have since built on that progress. Inevitably, the extent of change that we are asking our people to cope with means that business issues that put pressure on performance still arise. This was evident in the first half, particularly in relation to mortgage processing in the intermediary channel. It is a significant achievement in itself that there have not been more examples, and we are undoubtedly ahead of where we expected to be at this point in the transformation:

> internal mystery shopping research across the branches has seen the proportion of branches reaching our internal targets for service increase from 82% to 97% - and we have recently increased the target standard as part of our push to go beyond normal banking standards;

> in our telephone operations we have added extra people and have continued to upgrade the infrastructure and software capability. We have invested in call recording technology, removed unnecessary administration and have formalised feedback and coaching for staff on service performance - with added real time tracking capability being rolled out later in the year. From an unacceptable starting point, we have raised most of our telephone centres up to industry standards;

> our banking and savings service centres are now answering nearly 50% more calls within 20 seconds compared to a year ago. Calls taken from India are of a comparable service standard and with fewer complaints;

> in our sales operations we have halved the number of abandoned calls, and are now consistently answering over 80% of calls within 20 seconds;

> in overall terms, the percentage of Abbey's customers that rate the telephone service as 'good or better' is up to 81% from 70% a year ago;

> we have reviewed our lending policy, reducing the extent of paperwork and form filling that is required, as well as introducing a fast track service. Even after these changes we remain at the conservative end of market practice, but have simplified the process from a customer and staff viewpoint and increased service levels; and

> building on the successful introducer internet platform for mortgages, we have added straight through processing functionality for both general insurance and protection products. 45% of all protection applications are now being received online, and intermediaries are able to get instant quotes direct online from Scottish Provident, speeding up the process and reducing administration.

Looking ahead

The majority of the investment in people, products, pricing, service and systems is done. The challenge now is to ensure we are making the most of this investment, by deeply ingraining the new ways of dealing with customers, promoting our products even more effectively, and ensuring new systems are used with maximum efficiency.

There is more training to be done to bring this about, and this will continue to put short-term pressures on the drive to improve business performance.

The final element of our investment programme will be addressed in the autumn, when we will have the full results of our review of branch locations and formats. We will continue our revamp of our product range, particularly in mortgages and savings. New products will be designed on the guiding principles of the brand, such as fairness and transparency, and priced attractively to secure good levels of new business. They will be promoted more aggressively than in the past.

With the bulk of major changes to the business behind us, we continue to target an improved second half in the PFS business.

1. GROUP SUMMARY

1.1: Summarised statutory consolidated profit and loss account
	6 months to 30 June 2004 __________________________			6 months to 30 June 2003 _________________________
	TOTAL	PFS	PBU	TOTAL	PFS	PBU
	£ m ______	£ m ______	£ m ______	£ m ______	£ m ______	£ m ______

Net interest income (2)	798	32	830	860	240	1,100
Non-interest income (2)	462 ______	66 ______	528 ______	528 ______	(216) ______	312 ______
Total income	1,260	98	1,358	1,388	24	1,412

Administrative expenses	(840)	(64)	(904)	(869)	(168)	(1,037)
Goodwill impairment and amortisation	(10)	-	(10)	(9)	(1)	(10)
Depreciation on operating lease assets	-	(76)	(76)	-	(121)	(121)
Provisions for bad and doubtful debts	(67)	9	(58)	(144)	(82)	(226)
Provisions for contingent liabilities and commitments	(3)	-	(3)	(5)	(15)	(20)
Amounts written off fixed asset investments	- ______	6 ______	6 ______	(10) ______	(145) ______	(155) ______
Operating profit / (loss)	340	(27)	313	351	(508)	(157)

Income from associated undertakings	-	3	3	-	6	6
Profit on disposal of Group undertakings	- ______	34 ______	34 ______	- ______	7 ______	7 ______
Profit / (loss) on ordinary activities before tax	340 ______	10 ______	350 ______	351 ______	(495) ______	(144) ______

Earnings / (loss) per ordinary share			13.0p			(12.0)p
Dividend per ordinary share			8.33p			8.33p

Equity shareholders' funds (£ m)			4,836			5,550
Equity shareholders' funds per ordinary share			328p			381p

Tier 1 capital ratio			10.9%			10.9%
Equity Tier 1 capital ratio			7.5%			7.6%
Life-adjusted Equity Tier 1 capital ratio (1)			5.0%			5.3%
Closing risk weighted assets (£ bn)	51.6 ______	5.9 ______	57.5 ______	48.2 ______	17.7 ______	65.9 ______

(1) A detailed calculation for 2004 is provided in Section 4.1.

(2) Note, from the first half of 2004, within Abbey Financial Markets (previously named Treasury Services) there has been a presentational change such that accrued interest on mark-to-market securities and money market instruments is now classified within dealing profits (in non-interest income) rather than in net interest income. This has no impact on profit. In the 6 months to 30 June 2003 this change resulted in reclassification of £66m from net interest income to non-interest income and the comparatives for that period have been amended to reflect this change. Under the previous presentation net interest income in 2003 in PFS and in total was £926m and £1,116m respectively and non-interest income £462m and £246m respectively.

Total profit before tax of £350m compared to a loss of £144m in 2003. Material movements by line include:

> net interest income of £830m (Half 1 2003: £1,100m) down 25%, reflecting lower average interest earning assets in the PBU and spread compression in the PFS;

> non-interest income of £528m (Half 1 2003: £312m), up 69% as a result of the non-recurrence of certain embedded value rebasing charges that impacted life assurance earnings in 2003, in addition to lower loss realisations from PBU asset sales in 2004;

> administrative expenses of £904m (Half 1 2003: £1,037m) down 13%. PFS expenses were lower than the same period last year due to savings from the cost programme and reduced re-organisation expenses, more than offsetting underlying business inflation. PBU expenses fell due to the reduced size of the operations;

> goodwill of £10m relates primarily to amortisation of the remaining Scottish Provident goodwill;

> provisions for bad and doubtful debts of £58m (Half 1 2003: £226m), down 74% benefiting from lower PBU provisions and the non-recurrence of provisions in relation to the Scottish Provident contingent loan;

> provisions for contingent liabilities and commitments down to £3m (Half 1 2003: £20m) following the non-recurrence of PBU provisions made in 2003 ; and

> a release of amounts written off fixed asset investments of £6m (Half 1 2003: £155m charge) reflecting the disposal of PBU assets for amounts in excess of their existing written down value.

1.2: Personal Financial Services (PFS) trading profit before tax by business

	6 months to 30 June 2004	6 months to 31 Dec 2003	6 months to 30 June 2003
	£ m _______________	£ m _______________	£ m _______________

Abbey retail	340	385	473
Other (1)	13 _______________	16 _______________	2 _______________

Banking and Savings	353	401	475

Abbey National Life	39	36	43
Scottish Mutual	22	32	18
Scottish Provident	58	68	45
Other	(4) _______________	(3) _______________	- _______________

Investment and Protection	115	133	106

General Insurance	36	44	29

Abbey Financial Markets	75	42	98

Group Infrastructure	(111) _______________	(187) _______________	(120) _______________
PFS trading profit before tax	468 _______________	433 _______________	588 _______________

Adjust for: (2)

- Embedded value charges and rebasing	(24)	(341)	(102)
- Re-organisation expenses	(94)	(189)	(126)
- Goodwill charges	(10) _______________	(19) _______________	(9) _______________
PFS profit before tax	340 _______________	(116) _______________	351 _______________

(1) Includes cahoot, Cater Allen and Abbey International (previously named Abbey National Offshore).

(2) The non-trading items are described in Section 2.4.

PFS trading profit before tax of £468m was down 20% on the first half of last year (Half 1 2003: £588m) but up 8% on the second half.

6 months to 30 June 2004 versus 6 months to 30 June 2003:

> Banking and Savings trading profit before tax decreased by 26% to £353m (Half 1 2003: £475m). This is largely attributable to the reduction in the PFS Banking spread partly offset by asset growth, with a modest rise in the expense base reflecting increased customer-facing staffing levels;

> Investment and Protection trading profit before tax increased to £115m (Half 1 2003: £106m). The contribution from new business was up reflecting the re-establishment of protection margins after an increase in reassurance costs in 2003, with a lower charge for experience variance and changes in assumptions;

> General Insurance trading profit before tax of £36m was £7m higher than Half 1 2003. Revenue has remained stable due to margin increases in the second half of 2003, with lower costs largely attributable to reduced volumes and property costs following consolidation of sites;

> Trading profit before tax of Abbey Financial Markets was £75m (Half 1 2003: £98m), representing a strong performance given the smaller ongoing remit of the business, but lower than the equivalent period last year that benefited from favourable trading opportunities and conditions; and

> Group Infrastructure trading loss before tax of £111m decreased by £9m (Half 1 2003: loss of £120m) due partly to the allocation of more net interest cost, to reflect current gearing, to the businesses.

6 months to 30 June 2004 versus 6 months to 31 December 2003:

> Banking and Savings trading profit before tax decreased by 12% to £353m (Half 2 2003: £401m) reflecting the fall in the PFS Banking spread driven entirely by the asset spread, with a full period of SVR repricing, reduced product redemption charges and a lower free-to-go standard variable rate asset as a result of product maturities;

> Investment and Protection trading profit before tax of £115m is down on Half 2 2003 of £133m largely due to a decrease in the expected return following a reduction in the risk discount rate and the impact of 2003 embedded value charges and rebasing. The contribution from new business was lower reflecting the drop in investment business volumes, while the intermediary protection business continued to perform well, with the new business contribution in Scottish Provident up 12%;

> General Insurance trading profit fell 18% to £36m (Half 2 2003 £44m), largely due to a fall in new business volumes and policies in force;

> Trading profit before tax of Abbey Financial Markets was £75m (Half 2 2003: £42m), reflecting improved trading flows in the first half of 2004, specifically in equity and credit derivatives; and

> Group Infrastructure trading loss before tax fell by £76m to £111m (Half 2 2003: loss of £187m) largely due to the non-recurrence of the £50m mis-selling provision raised in the second half of 2003, and partly to a full allocation of interest expense to the business in line with the current debt-to-equity funding mix.

1.3: Portfolio Business Unit (PBU) profit / (loss) before tax by business

	6 months to 30 June 2004	6 months to 31 Dec 2003	6 months to 30 June 2003
	£ m _______________	£ m _______________	£ m _______________

Wholesale Banking excluding provisions, impairments and disposal losses	71	27	113
Provisions, impairments and disposal losses	(19) _______________	(443) _______________	(568) _______________

Wholesale Banking	52	(416)	(455)

Motor Finance and Litigation Funding	(36)	(48)	(2)
International life assurance businesses	1	7	(33)
European Banking and other	(7) _______________	31 _______________	(5) _______________
PBU profit / (loss) before tax	10 _______________	(426) _______________	(495) _______________

PBU assets and risk weighted assets (RWAs) by business

	At 30 June 2004 _________________		At 31 December 2003 ___________________
	Assets	RWAs	Assets	RWAs
	£ bn ______	£ bn ______	£ bn ______	£ bn ______
Debt securities	0.5	0.1	1.0	0.4
Loan portfolio	0.9	0.9	2.0	1.7
Leasing businesses	4.1	2.7	4.7	3.0
Private Equity	-	-	0.4	0.3
Other	- ______	- ______	0.2 ______	- ______
Wholesale Banking exit portfolios	5.5	3.7	8.3	5.4
Motor Finance and Litigation Funding	1.3	1.4	2.1	2.4
European Banking and other	1.5 ______	0.8 ______	1.9 ______	1.2 ______
Total PBU	8.3 ______	5.9 ______	12.3 ______	9.0 ______

Note, the table excludes shareholder net assets of the international life assurance businesses of £208m (December 2003: £207m), since they do not have an RWA equivalent.

> Total PBU assets of £8.3bn were 33% lower than the £12.3bn at December 2003, with a 34% reduction in risk weighted assets to £5.9bn (December 2003: £9.0bn). Overall, the PBU reported a small profit before tax, with a £52m profit in the Wholesale Banking portfolios being partly offset by continued provisioning and restructuring costs associated with the wind down of the remaining Motor Finance and Litigation Funding businesses;

> The improved performance in the Wholesale Banking portfolios reflects the significantly lower absolute level of asset disposals, and the provisioning to market realisable values taken at the 2003 year-end. The majority of the balance of profit before tax in the first six months relates to Porterbrook;

> Credit quality has improved significantly following the reduction of over 50% in sub-investment grade and equity exposure. This includes disposals of all the remaining aircraft ABS portfolio and the majority of the project finance portfolio;

> The outstanding mark to market deficit (net of provisions) on the debt securities portfolio remains zero, with the equivalent figure on the loan portfolio now reduced to zero (December 2003: £66m). The improvement in the loan portfolio deficit since the year-end reflects improved asset sales (actual and expected). The deficits do not cover the leasing portfolio, although aircraft leasing was written down to management's estimate of realisable value at the 2003 year-end and the finance leasing sales to date have been profitable. The market value of Porterbrook has not yet been confirmed by a sales process and therefore may differ significantly from the holding value; and

> The Motor Finance and Litigation Funding loss before tax relates predominantly to additional provisioning required particularly in Litigation Funding as part of the wind down of these businesses, with a small profit reported in the international life businesses and loss in the European Banking operations.

Across the PBU as a whole, a majority of the remaining assets are well progressed in terms of the disposal process. No further meaningful net losses, on asset sales in aggregate, are expected in 2004.

1.4: Personal Financial Services (PFS) business flows

	6 months to 30 June 2004 _____________	6 months to 31 Dec 2003 _____________	6 months to 30 June 2003 _____________
Banking and Savings
Mortgages (1)

Gross mortgage lending	£13.0bn	£16.2bn	£12.9bn
Capital repayments	£9.8bn	£10.6bn	£9.1bn
Net mortgage lending	£3.2bn	£5.6bn	£3.8bn

Mortgage stock	£91.0bn	£87.8bn	£82.2bn

Of which:
- Abbey retail	£87.8bn	£84.7bn	£79.3bn
- Housing Association	£3.2bn	£3.1bn	£2.9bn

Market share - gross mortgage lending	9.0%	10.5%	10.4%
Market share - capital repayments	10.7%	10.9%	11.4%
Market share - net mortgage lending	6.1%	9.9%	8.6%
Market share - mortgage stock	11.0%	11.3%	11.4%

Retail deposits: (2)

Total net deposit flows	£(1.0)bn	£(0.3)bn	£1.5bn

Deposit stock	£59.5bn	£60.5bn	£60.8bn

Of which:
- Abbey retail	£48.9bn	£49.4bn	£49.8bn
- Other	£10.6bn	£11.1bn	£11.0bn

Market share - outstanding household deposits	6.8%	7.1%	7.4%

Banking

Bank account openings: (000)s
- Abbey retail	165	169	175
- Other	26 _____________	21 _____________	31 _____________

	191	190	206
Bank account stock: (000)s
- Abbey retail	3,425	3,335	3,245
- Other	449 _____________	443 _____________	440 _____________

	3,874	3,778	3,685
Bank account liability:
- Abbey retail	£4.5bn	£4.3bn	£4.0bn
- Other	£3.1bn _____________	£3.4bn _____________	£3.6bn _____________
	£7.6bn	£7.7bn	£7.6bn
Credit card openings: (000)s
- Abbey retail	79	85	130
- Other	10 _____________	15 _____________	21 _____________
	89	100	151
Credit card stock: (000)s
- Abbey retail	885	904	878
- Other	144 _____________	141 _____________	130 _____________
	1,029	1,045	1,008

	6 months to 30 June 2004 _____________	6 months to 31 Dec 2003 _____________	6 months to 30 June 2003 _____________

Gross unsecured personal loan lending:
- Abbey retail	£0.5bn	£0.5bn	£0.5bn
- Other	£0.6bn	£0.4bn	£0.3bn
	_____________	_____________	_____________
	£1.1bn	£0.9bn	£0.8bn
Unsecured lending asset: (3)
- Abbey retail	£1.9bn	£1.9bn	£1.7bn
- Other	£1.3bn	£1.0bn	£0.6bn
	_____________	_____________	_____________
	£3.2bn	£2.9bn	£2.3bn

PFS bank account customer base	4.3m	4.2m	4.2m

SME account openings (net) (000)s	17	18	20
SME account stock (000)s	146	129	111
SME account liability	£3.3bn	£3.2bn	£3.5bn

Investment and Protection

Investment

New business premiums - excluding with profit bonds	£376m	£687m	£694m
New business premiums - value of with profit bonds (4)	£2m _____________	£13m _____________	£43m _____________
Total life assurance new business premiums	£378m	£700m	£737m

Inscape and James Hay new business	£172m	£166m	£183m
	_____________	_____________	_____________
Total investment new business	£550m	£866m	£920m
Annualised equivalent - life assurance excluding with profit bonds	£58m	£89m	£95m
Of which:
Branch and Direct - annualised equivalent	£34m	£44m	£56m
IFA - annualised equivalent	£24m	£45m	£39m

Protection

Annualised equivalent	£56m	£64m	£61m
Of which:
Branch and Direct - annualised equivalent	£10m	£13m	£15m
IFA - annualised equivalent	£46m	£51m	£46m

Funds under management - life assurance	£26bn	£26bn	£27bn

	6 months to 30 June 2004	6 months to 31 Dec 2003	6 months to 30 June 2003
	_____________	_____________	_____________
General Insurance

New policy sales (000)s

Building and Contents	98	104	114
Creditor (5)	56	61	69
Accidental death and Personal Accident	25	27	19
Travel	6	21	12
Motor	6	12	13
	_____________	_____________	_____________
	191	225	227

Policies in force (000)s

Building and Contents	1,199	1,262	1,300
Creditor (5)	288	295	300
Accidental death and Personal Accident	177	174	161
Travel	7	8	9
Motor	58	68	84
	_____________	_____________	_____________
	1,729	1,807	1,854

(1) Mortgage data has been adjusted for all periods to remove the impact of the disposed First National business. In addition, the market shares for quoted 2003 periods have been restated following the increase in the Bank of England definition of the market to include 'Other Specialist Lenders'.

(2) Deposit inflows and stock have been defined to include all (both retail household and non-household) deposits made through the branch network and remote channels in our retail orientated businesses, which are predominantly UK-based. For market share purposes only personal deposits have been used to calculate the share of 'Outstanding Household Deposits', in terms of stock, using a market size estimated from Office of National Statistics data.

(3) Unsecured lending asset comprises the sum of unsecured personal loans, credit cards (cahoot only) and overdrafts.

(4) Includes sales of the Prudential Bond for which only commission income is earned, totalling £2m (Half 1 2003: £41m; Half 2 2003: £13m). These sales do not have an annualised equivalent.

(5) Includes Paymentcare and Unsecured Creditor products.

Mortgages

Gross mortgage lending of £13.0bn (Half 1 2003: £12.9bn) was ahead of the same period last year but lower than the stronger second half. The gross lending in the first half represented a reduced market share of 9.0%. With remortgage activity remaining significant in the market, capital repayments increased to £9.8bn (Half 1 2003: £9.1bn), lower than in the second half of 2003. Net lending of £3.2bn was 16% lower than the same period last year (Half 1 2003: £3.8bn), but down more markedly on the second half, and equating to a market share of 6.1%.

The weaker than anticipated results, particularly in the second quarter, reflect lower gross lending almost entirely due to a reduced share of the remortgage market, which is comparatively easier to regain and typically low profitability. In addition, new business sales and service levels have suffered from the extent of change being implemented across all of our sales channels. Notwithstanding this, new business margins have been widened by c10 bps, and on average by c15 bps across our range of retention products. Our combined share of the more profitable first time buyer and home mover segments has remained in the 10 to 12% range.

The service issues, particularly in the intermediary channel, have now been addressed, in addition to which a fast-track service for customers with LTV<60% has been introduced following a review of our self-certification policy earlier in the year. We are now complementing our "deal for life" and "reward mortgage" offering with other selective best buy products. In recent months, our extensive customer tracking survey has shown customer willingness to consider Abbey as their mortgage provider improving, with our rank versus our direct peers improving from 4th to joint 1st.

We are targeting an improved gross lending share during the second half, although the second quarter impact will continue to adversely impact completions in the third quarter, with improvements hopefully showing through thereafter.

Credit quality of the book and new lending continues to remain excellent with very limited exposure to certain segments of the market such as buy to let, sub prime and high loan-to-value.

Retail deposits

Total retail deposit outflows of £1.0bn compared to an inflow of £1.5bn in the first half of 2003.

The first quarter outflow of £1.2bn has successfully been reversed, with an inflow of £0.2bn in the second quarter. The first quarter result reflected elements of business disruption together with a lower funding requirement following the repayment of over £50bn of wholesale funding in relation to the PBU over the last 18 months, significantly improving the funding mix and maturity profile. Within the Abbey brand, outflows were largely attributable to remote accounts, typically rate led propositions.

The improvement in the second quarter reflects actions taken, including product improvements, marketing campaigns and changes to pricing. We have shifted our focus to profitable branch based accounts such as flexible saver, and in the second quarter inflows into the new range offset attrition from the low rate "back book".

We are aiming to build on the second quarter performance and are targeting net inflows for the remainder of the year.

Banking

Bank account openings totalled 191,000 (Half 1 2003 : 206,000), with a total stock of accounts just short of 3.9m. Abbey-branded openings of 165,000 were slightly down on Half 1 2003, with a higher proportion of youth segment openings in part offsetting the fall in adult account openings attributable to reduced direct promotional activity in 2004. Despite this, Abbey-branded in-credit balances were up 5% at £4.5bn (Half 2 December 2003: £4.3bn).

Unsecured lending balances, which incorporate credit card (cahoot only), unsecured personal loans and overdrafts, increased by 10% in the period compared to the second half of 2003 with strong gross lending in both cahoot and the Abbey brand, up 39% in total on the same period last year. New lending through the Abbey branch network was trebled in the period supported by the "managing your borrowing campaign", offset by repayment profiles resulting in a stable net asset balance.

Credit card openings of 89,000 were down 41% on the same period last year, and 11% on the second half of 2003 reflecting intense competition in this market.

Investment and Protection

Total life assurance investment annualised premium equivalent (APE) sales of £58m were down 39% (Half 1 2003: £95m).

The new business flows continue to be impacted by our declaration of a zero bonus for with profit policyholders in 2004. In addition, the process of restructuring and retraining our sales force - both branch-based advisors and intermediary sales forces - has continued to impact sales capacity, and therefore the customer experience.

With completion of the retraining programme, and resolution of discussions with the FSA relating to policyholder reasonable expectations and capital structure of the with profit businesses, we are now in a better position from which to grow with first signs of this expected later in the year, but increasing in 2005.

APE sales of protection products were down at £56m (Half 1 2003: £61m), with margins materially improved, and representing an estimated market share of 26% through the intermediary channel in the first quarter.

General Insurance

General Insurance policy sales of 191,000 were down 16% on Half 1 2003. The decline in Household and Secured Creditor sales has been because of the launch of new systems and processes, which have taken time to embed during a period of major change for the business. This has resulted in lower conversion of cross-sale opportunities but indications are that these changes are starting to have a positive impact across all distribution channels. In addition, household sales have been written at increased margins in part offsetting the reduction in volume.

In addition, we have exited the travel market, reducing policy volumes by 6,000 year on year.

1.5: Customer information

The following measures are intended to give helpful information on key customer metrics for the PFS business. The data for 2004 has been expanded to include all personal customers, which consists of Abbey retail, Scottish Provident, Scottish Mutual Assurance, cahoot, Inscape, Cater Allen and James Hay.

At 30 June 2004 _____________
Customer activity

1.	Total customer numbers	17.8m
2.	Active customers (1)	13.2m
3.	Customers with more than one product holding	6.0m

Customer value

1.	Trading revenues per active customer (2)	£171
2.	Trading costs per active customer (3)	£113 _____________

Based on Abbey-branded products only, and consistent with the information provided in the 2003 Full Year Financial Results:

		At 30 June 2004 _____________	At 31 December 2003 _____________
Customer activity

1.	Total customer numbers	15.8m	15.7m
2.	Active customers (1)	11.1m	11.2m
3.	Customers with more than one product holding	5.4m	5.4m

Customer value

1.	Trading revenues per active customer (2)	£165	£182
2.	Trading costs per active customer (3)	£109	£108

Customer satisfaction

1.	Abbey Customer satisfaction (4) Average of Key Competitors	5.52 5.48	5.65 5.55

Customer volumes have remained largely flat over the first half of 2004. Abbey's customer satisfaction has maintained its position slightly ahead of the average for its five key competitors.

Notes

(1) The definitions of "active" depends on the nature of the product as follows:

> Mortgages, loans, investment and insurance policies, which are open;

> Savings accounts - balance of over £100 or transaction in last six months;

> Abbey accounts and credit cards - balance of more than £50 or transaction in the last three months; and

> cahoot account balance >£0

(2) Trading revenues (net of credit costs) divided by active customers.

(3) Trading costs (including a proportion of Group Infrastructure costs, and grossed up for relevant expenses accounted for as part of embedded value) divided by active customers.

(4) Utilising Abbey's monthly customer tracking survey, undertaken by independent consultants. This represents the three month average mean score measured on a 7-point scale where 1 is "completely dissatisfied" and 7 is "completely satisfied", key competitors are Halifax, LTSB, HSBC, Natwest, Barclays. In the most recent quarter, Abbey's rating has started to improve relative to the peer group.

2. ANALYSIS OF KEY PERSONAL FINANCIAL SERVICES (PFS) DRIVERS

2.1: PFS Total income

2.1.1: Trading income by business

	6 months to 30 June 2004	6 months to 31 Dec 2003	6 months to 30 June 2003
	£ m _____________	£ m _____________	£ m _____________
Abbey retail	909	989	1,020
Other	66	72	66
	_____________	_____________	_____________
Banking and Savings	975	1,061	1,086

Abbey National Life	45	40	49
Scottish Mutual	28	40	19
Scottish Provident	58	68	46
Other	21 _____________	16 _____________	19 _____________

Investment and Protection	152	164	133

General Insurance	56	65	56

Abbey Financial Markets	128	91	158

Group Infrastructure	8	(7)	(18)
	_____________	_____________	_____________
PFS trading income	1,319 _____________	1,374 _____________	1,415 _____________

Adjust for: (1)

- Embedded value charges and rebasing (2)	(24)	(341)	(22)
- Re-organisation expenses - life assurance	(35)	(11)	(5)
	_____________	_____________	_____________
PFS total income	1,260 _____________	1,022 _____________	1,388 _____________

(1) A breakdown of the non-trading items is provided in Section 2.4.

(2) The £22m embedded value charges and rebasing in Half 1 2003 does not include £80m relating to the impact of tax law changes on the Scottish Provident acquisition structure, which are reported as provisions for bad and doubtful debts for statutory purposes.

6 months to 30 June 2004 versus 6 months to 30 June 2003:

Banking and Savings trading income was £111m lower at £975m (Half 1 2003: £1,086m), largely attributable to the reduction in the PFS Banking spread, partly offset by asset growth.

Investment and Protection trading income of £152m up on the same period last year (Half 1 2003: £133m). The contribution from new business was up reflecting improvements in protection margins, with experience variances and assumption changes, though unfavourable at £10m, improved on the prior year (Half 1 2003: unfavourable £32m).

In General Insurance trading income was flat at £56m (Half 1 2003: £56m), with increases in margins offset by reduced new policy sales and lower renewals business.

Abbey Financial Markets trading income of £128m was £30m lower (Half 1 2003: £158m), largely due to reduced business opportunities within the narrower PFS mandate, and less favourable market conditions.

Group Infrastructure trading income of £8m (Half 1 2003: £(18)m) rose by £26m due to interest rate hedge rebalancing and allocation of more interest cost to the business areas.

6 months to 30 June 2004 versus 6 months to 31 December 2003:

Banking and Savings trading income was £86m lower at £975m (Half 2 2003 £1,061m). This reflects the reduction in spread as a result of a further reduction in the free-to-go standard variable rate mortgage asset, combined with lower product redemption charges of £65m (Half 2 2003: £95m).

Investment and protection trading income fell by 7% to £152m (Half 2 2003: £164m) reflecting a decrease in expected return following a reduction in the risk discount rate and embedded value charges and rebasing in 2003. New business contribution was lower, despite an improvement in margins, reflecting the drop in investment business volumes. These decreases were partly offset by a £16m improvement in experience variances and assumptions changes.

In General Insurance trading income fell 14% to £56m (Half 2 2003 £65m), reflecting lower new policy sales as a result of weaker mortgage volumes, combined with the withdrawal from the travel market.

Abbey Financial Markets trading income of £128m was £37m higher (Half 2 2003 £91m), reflecting improved trading flows in the first half of 2004, specifically in equity and credit derivatives.

Group Infrastructure trading income of £8m (Half 2 2003 £(7)m ) rose by £15m due to interest rate hedge rebalancing and allocation of more interest cost to the business areas.

2.1.2: Net interest income and spread

Net interest income

	6 months to 30 June 2004	6 months to 31 Dec 2003	6 months to 30 June 2003
	£ m _____________	£ m _____________	£ m _____________

Banking and Savings	782	854	866
Investment and Protection	48	40	43
General Insurance	(1)	(2)	(3)
Abbey Financial Markets	15	11	15
Group Infrastructure	(46) _____________	(54) _____________	(61) _____________
PFS net interest income	798 _____________	849 _____________	860 _____________

Excluding Banking and Savings (analysed below), net interest income increased by £22m compared to Half 1 2003 and was up by £21m on Half 2 2003. As a result of the change in accounting presentation described in Section 1.1. The comparatives for net interest income in Abbey Financial Markets for the 6 months to 31 December 2003 and six months to 30 June 2003 have been reduced by £20m and £66m respectively.

PFS Banking spread

	6 months to 30 June 2004 _____________	6 months to 31 Dec 2003 _____________	6 months to 30 June 2003 _____________
Banking and Savings net interest income (£ m) (1)	782	854	866

PFS Banking spread (2)	1.58%	1.75%	1.86%
PFS average asset spread (3)	0.79%	1.06%	1.01%
PFS average liability spread (3)	0.79%	0.69%	0.85%

PFS Banking margin (4)	1.70% _____________	1.92% _____________	2.08% _____________

(1) Banking and Savings net interest income includes income associated with the Housing Association asset, however the PFS Banking spread excludes Housing Association.

(2) Average spread is defined as interest received (mortgage, unsecured personal loans and overdraft interest less suspended interest) over average interest earning assets, less interest payable (savings, in-credit bank accounts) over interest bearing liabilities (including an element of wholesale funding).

(3) Asset and liability spreads are calculated using the third party interest payments (such as mortgage interest receivable or savings interest payable) net of relevant hedging compared to an internal transfer price of average base rate plus 15 bps.

(4) Average margin is defined as net interest income (less suspended interest but including a recapitalisation adjustment that equates to earnings on regulatory capital) divided by the average interest earning assets.

The PFS Banking spread includes all the PFS lending and savings operations. The largest component part was previously reported as Abbey retail spread, which was 1.33% in the first half (Half 1 2003: 1.61%; Half 2 2003: 1.50%) but it also includes the impact of Abbey-branded unsecured loans, Abbey Business, cahoot, Cater Allen Private Bank and Abbey International.

The PFS Banking spread for the first half was 1.58%, 17 basis points lower than the second half of last year with pressure on the asset spread being entirely responsible for the decline. Strong gross lending over the last 18 months and continued redemption activity has resulted in a change in the mix of the mortgage book, including an overall reduction in the free-to-go SVR asset. In addition, lower product redemption charges (PRCs) have contributed circa 11bps of the decline.

Relative to the peer group a 35 bps differential in the pricing of our SVR asset was closed over a 12 month period to November 2003, and explains in part the more marked decline in spread reported by Abbey.

The liability spread improved in the first half of the year to 0.79% (Half 2 2003: 0.69%), with the benefit of rising base interest rates more than offsetting the dilution impact of the increased wholesale funding required.

As previously flagged, the PFS Banking spread is expected to decline further in the second half, but the rate of decline will moderate substantially. The slowing decline reflects the benefits from rising base rates, the positive impact of improved new business margins, and the stabilisation of PRC income.

The differential between spread and margin has narrowed, as a result of lower earnings on the Group's capital as a result of maturing interest rate hedges, and an increased allocation of the Group's subordinated debt interest cost.

The main drivers of the fall in the PFS Banking spread are detailed below:

Half 1 2004
versus Half 2 2003
bps _____________
Asset spread:
Reduced product redemption charges	(11)
Mix impact (new business growth, Standard Variable Rate asset reduction)	(14)
Unsecured asset margins reduced	(2) _____________
Total asset spread movement	(27)

Liability spread:
Rate widening / easing of margin compression	14
Wholesale funding dilution impact	(4) _____________
Total liability spread movement	10
_____________
Total PFS Banking spread movement	(17) _____________

6 months to 30 June 2004 versus 6 months to 30 June 2003:

Banking and Savings net interest income of £782m was down 10% (Half 1 2003: £866m), in part reflecting a sharp reduction in product redemption charges to £65m (Half 1 2003: £93m), with a higher proportion of redemptions being penalty free, as well as a further reduction in average penalties per customer.

The absolute fall in the level of SVR asset, combined with a narrowing of the SVR margin to realign pricing to the peer group, has also had an adverse impact. Back book SVR asset of £13bn is £2bn lower than the same point last year, in part because an increased proportion of mortgage incentive period maturities are currently reverting to base-rate linked margins. New business written since the latter part of 2002 typically reverts to standard variable rate after the incentive period, and will therefore start to replenish the SVR asset at the end of the incentive period.

Earnings from deposits in the first six months were relatively stable, benefiting from reduced compression as base rates have increased, and with some limited margin widening effected following the most recent Bank of England rate changes.

6 months to 30 June 2004 versus 6 months to 31 December 2003:

The fall in net interest income in the first half of 2004 was more marked than the relative stability through 2003. This reflects the sharp decline in product redemption charges discussed above, combined with the full period impact of the reduction in the SVR asset. The negative impact of higher Libor versus base rates had an offset in the first half of 2004 through positive interest rate hedge income.

Mortgage asset mix

	6 months to 30 June 2004	6 months to 31 December 2003	6 months to 30 June 2003
	£ bn _____________	£ bn _____________	£ bn _____________
Incentive period
Standard Variable Rate linked	16	18	18
Base-rate linked	31	27	26
Fixed	17	16	14
Tied in	1	1	1
	_____________	_____________	_____________
	65	62	59
Free-to-go
SVR linked	13	15	15
Base rate linked	3	2	-
Flexible	6	5	4
Other	1	1	1
	_____________	_____________	_____________
	23	23	20
	_____________	_____________	_____________
Total mortgage asset (1)	88 _____________	85 _____________	79 _____________

(1) Quoted mortgage asset excludes £3.1bn (December 2003: £3.1bn) of Housing Association lending, consistent with the methodology used to calculate the PFS Banking spread. In addition, the split of the asset has been restated in prior periods to correct misclassifications, increasing the amount of fixed rate asset, offset by reducing the SVR linked and Base rate linked incentive period values.

At 30 June 2004, free to go SVR of £13bn represents 15% of the total asset. The absolute balance has reduced over the last 18 months, but the reduction has accelerated since the latter part of last year, as from September 2003 an increased proportion of incentive based customer loans started to mature onto base rate linked reversion products. This latter segment is broadly restricted to lending undertaken between April 2001 and August 2002.

£31bn of the incentive period mortgage asset is now tied in to products where rates are linked directly to base rates. Of the base rate linked asset still in the incentive period, approximately 70% reverts to SVR after the introductory period, a percentage that will increase in future periods given the structuring of new product lending since the second half of 2002.

Liability balance mix

	6 months to 30 June 2004	6 months to 31 Dec 2003	6 months to 30 June 2003
	£ bn _____________	£ bn _____________	£ bn _____________
Banking	4.5	4.3	4.0
Remote	11.1	12.2	12.7
Fixed term and tax free savings	14.9	14.5	14.9
Branch-based deposits	14.9	15.3	15.3
	_____________	_____________	_____________
Total Abbey-branded liability (1)	45.4	46.3	46.9

Other brands (1)	14.1	14.2	13.9
	_____________	_____________	_____________
Total PFS liability	59.5 _____________	60.5 _____________	60.8 _____________

(1) The split is different to that in Section 1.4 due to the treatment of Abbey Business.

Overall, branch-based deposits have declined to £14.9bn. Changes in mix reflect attrition from older branch-based accounts, partly offset by positive flows into new lower but still positive margin, branch-based offerings, such as Flexible Saver and Branch Saver.

Remote savings balances, including internet and postal, have reduced to £11.1bn (December 2003: £12.2bn) reflecting falls in e-saver, Postal and Direct Saver. Fixed term and tax-free savings balances increased, with ISA inflows offsetting bond and TESSA maturities.

Modest outflows from balances outside Abbey retail relate to primarily Cater Allen and Abbey International.

2.1.3: Trading non-interest income

	6 months to 30 June 2004	6 months to 31 Dec 2003	6 months to 30 June 2003
	£ m _____________	£ m _____________	£ m _____________
Mortgages:
Administration, survey and legal fees	33	37	36
Application and booking fees	16	25	18
Fee income on high loan-to-value loans	23	28	27
Introducer fees payable	(16)	(11)	(9)
Other	8	3	9
	_____________	_____________	_____________
	64	82	81

Savings	17	21	26

Banking:
Fees and commissions receivable	129	121	125
Fees and commissions payable	(20)	(23)	(15)
Other	3	6	3
	_____________	_____________	_____________
	112	104	113
	_____________	_____________	_____________
Banking and Savings	193	207	220

Investment and Protection	104	124	90

Building and contents	44	50	43
Motor	1	4	2
Creditor	12	12	12
Other	-	1	2
	_____________	_____________	_____________
General Insurance	57	67	59

Abbey Financial Markets	113	80	143

Group Infrastructure	54	47	43
	_____________	_____________	_____________
PFS trading non-interest income (1)	521 _____________	525 _____________	555 _____________

(1) A reconciliation to statutory non-interest income is contained in Section 2.4.4.

6 months to 30 June 2004 versus 6 months to 30 June 2003:

Total mortgage non-interest income has decreased by £17m to £64m (Half 1 2003: £81m), driven by a combination of lower levels of high loan-to-value lending and higher fees paid to introducers reflecting the level of introduced lending.

Savings non-interest income of £17m (Half 1 2003: £26m) largely relates to commissions on sale of Abbey National Life investment products, which were down on last year.

Banking related non-interest income was broadly flat at £112m (Half 1 2003: £113m). Improved collections of fees and a reduction in defaults have been offset by more competitive fee pricing.

Investment and Protection trading non-interest income is analysed in Section 2.1.4.

General insurance non-interest income of £57m (Half 1 2003: £59m) was broadly in line with the equivalent period in 2003, with lower new business volumes, renewals, and an exit from the travel business largely offset by the impact of Half 2 2003 margin increases.

Abbey Financial Markets non-interest income decreased 21% to £113m (Half 1 2003 £143m), largely due to reduced business opportunities within the narrower PFS mandate, and less favourable market conditions. In addition as a result of the change of accounting presentation described in Section 1.1 the comparatives for trading non-interest income have been increased for the six months to 30 June 2003 by £66m.

In Group Infrastructure, non-interest income of £54m (Half 1 2003: £43m) increased by £11m, reflecting higher interest charges allocated to the life assurance companies in line with the group's gearing ratio. For life companies this is accounted for as non-interest income.

6 months to 30 June 2004 versus 6 months to 31 December 2003:

Total mortgage non-interest income fell by £18m to £64m (Half 2 2003: £82m) reflecting the lower levels of new mortgage business written compared to the strong second half of 2003, including a lower proportion of high loan-to-value business and a higher proportion of introduced business.

Savings commissions fell in line with the lower new business levels written in the life assurance business, impacted by the continued negative news flow including zero bonus declarations.

Banking related non-interest income was £8m higher at £112m (Half 2 2003 £104m) mainly due to an increase in collections of fees and a reduction in defaults.

Investment and Protection trading non-interest income is analysed in Section 2.1.4.

General Insurance trading income fell £10m to £57m (Half 2 2003 £67m), largely due to a fall in new business, impacted by declining mortgage business and the impact of exiting the travel business.

Abbey Financial Markets non-interest income increased 41% to £113m (Half 2 2003: £80m), reflecting increased trading flow particularly in equity derivatives. In addition, as a result of the change in accounting presentation described in Section 1.1 the comparatives for trading non-interest income have been increased for the six months to 31 December 2003 by £20m.

In Group Infrastructure, non-interest income of £54m (Half 2 2003: £47m) increased by £7m, reflecting higher interest charges allocated to the life assurance companies.

2.1.4: Life assurance income

	6 months to 30 June 2004
	AN	Scottish	Scottish	Total
	Life	Mutual	Provident
	£ m _____________	£ m _____________	£ m _____________	£ m _____________

New business contribution to embedded value (EV)	8	(2)	19	25

Contribution from existing business to EV:
- expected return	19	53	24	96
- experience variances and changes in assumptions	3	(17)	4	(10)
	_____________	_____________	_____________	_____________
Increase in value of long-term assurance businesses	30	34	47	111

Non-EV earnings:
ANUTM and ANPIM fees (1)	19	-	-	19
Other income and operating expenses	(10)	(12)	11	(11)
	_____________	_____________	_____________	_____________
Trading profit before tax	39	22	58	119

Less: Embedded value charges and rebasing	(7)	(42)	25	(24)
Less: Re-organisation expenses	(7)	(11)	(20)	(38)
	_____________	_____________	_____________	_____________
Profit / (loss) before tax	25	(31)	63	57
	_____________	_____________	_____________	_____________
New business margin (%) (2)	47%	(7)%	49%	31%

Trading expenses:

Operating expenses included in EV	12	29	43	84
Statutory operating expenses	6	6	-	12
	_____________	_____________	_____________	_____________
Total trading expenses (including EV)	18 _____________	35 _____________	43 _____________	96 _____________
	6 months to 31 December 2003
	AN	Scottish	Scottish	Total
	Life	Mutual	Provident
	£ m _____________	£ m _____________	£ m _____________	£ m _____________
New business contribution to EV	8	3	17	28

Contribution from existing business to EV:
- expected return	22	76	21	119
- experience variances and changes in assumptions	(8) _____________	(37) _____________	19 _____________	(26) _____________

Increase in value of long-term assurance businesses	22	42	57	121

Non-EV earnings:
ANUTM and ANPIM fees (1)	23	-	-	23
Other income and operating expenses	(9)	(10)	11	(8)
	_____________	_____________	_____________	_____________
Trading profit before tax	36	32	68	136

Less: Embedded value charges and rebasing	22	(240)	(123)	(341)
Less: Re-organisation expenses	-	(8)	(3)	(11)
	_____________	_____________	_____________	_____________
Profit / (loss) before tax	58	(216)	(58)	(216)
	_____________	_____________	_____________	_____________
New business margin (%) (2)	36%	6%	41%	25%

Trading expenses:

Operating expenses included in embedded value	12	29	45	86
Statutory operating expenses	5	8	-	13
	_____________	_____________	_____________	_____________
Total trading expenses (including EV)	17 _____________	37 _____________	45 _____________	99 _____________

	6 months to 30 June 2003
	AN	Scottish	Scottish	Total
	Life	Mutual	Provident
	£ m _____________	£ m _____________	£ m _____________	£ m _____________

New business contribution to embedded value (EV)	13	3	1	17

Contribution from existing business to EV:
- expected return	21	52	23	96
- experience variances and changes in assumptions	(6)	(32)	6	(32)
	_____________	_____________	_____________	_____________
Increase in value of long-term assurance businesses	28	23	30	81

Non-EV earnings:
ANUTM and ANPIM fees (1)	20	-	-	20
Other income and operating expenses	(5)	(5)	15	5

Trading profit before tax	43	18	45	106

Less: Embedded value charges and rebasing	4	33	(139)	(102)
Less: Re-organisation expenses	-	-	(5)	(5)
	_____________	_____________	_____________	_____________
Profit / (loss) before tax	47	51	(99)	(1)
	_____________	_____________	_____________	_____________
New business margin (%) (2)	56%	8%	3%	17%

Trading expenses:

Operating expenses included in embedded value	12	40	41	93
Statutory operating expenses	5	1	1	7
	_____________	_____________	_____________	_____________
Total trading expenses (including EV)	17 _____________	41 _____________	42 _____________	100 _____________

(1) ANUTM represents Abbey National Unit Trust Managers, while ANPIM represents Abbey National PEP and ISA Managers. The fee income disclosed is reported as non-interest income for statutory purposes.

(2) New business margin is calculated as new business contribution to EV, divided by related annualised equivalent premiums for Life contracts.

New business contribution to embedded value

6 months to 30 June 2004 versus 6 months to 30 June 2003:

New business contribution to embedded value has increased 47% from £17m to £25m. In Abbey National Life the decrease reflects a combination of a reduction in new business sales and a small fall in the profitability of branch based protection products. In Scottish Mutual, the fall is the result of reduced new business volumes and changes in the sales mix, in addition to a significant drop in the profitability of the Pegasus protection products. Scottish Provident experienced a significant increase in new business contribution since the first half of 2003 when the contribution was impacted by margin pressure following changes in reassurance rates.

6 months to 30 June 2004 versus 6 months to 31 December 2003:

New business contribution to embedded value fell by £3m compared to the second half of last year driven by Scottish Mutual which has been impacted by reduced volumes, changes in the product mix of sales and drop in profitability of the Pegasus protection products.

Expected return

6 months to 30 June 2004 versus 6 months to 30 June 2003:

The expected return in the first half of 2004 was in line with that of the first half of 2003. The Abbey National Life decrease was primarily driven by the reduction in discount rate, while in Scottish Mutual and Scottish Provident this impact was more than offset by changes to assumptions and the unwind of new business recognised in 2003.

6 months to 30 June 2004 versus 6 months to 31 December 2003:

The expected return was down 19% to £96m compared to the second half of 2003. This was largely attributable to the effects of changing the risk discount rate from 8.5% to 7.5% at the end of December 2003, when we moved to an active embedded value management basis and the impact of the 2003 embedded value charges and rebasing. In Scottish Mutual the £23m fall was mainly due to the reduction in risk discount rate, with a lower expected cash return on retained surpluses included in 2004. Expected return in Scottish Provident was higher due to the increase in policies in force resulting from strong new business volumes during 2003.

ANUTM and ANPIM fees

ANUTM and ANPIM non-interest income of £19m were lower than both Half 1 and Half 2 2003 of £20m and £23m respectively. The fall has been driven by a reduction in new business.

Experience variances and changes in assumptions

Experience variances and assumption changes of £(10)m (Half 1 2003: £(32)m; Half 2 2003: £(26)m) are analysed as follows:

	6 months to 30 June 2004
	ANL	SMA	SP	Total
	£ m	£ m	£ m	£ m
	_____________	_____________	_____________	_____________
Mortality and morbidity experience	2	2	1	5
Lapse experience	(1)	(9)	(4)	(14)
Expenses (over) / under run	(1)	(2)	12	9
Taxation adjustment	(4)	2	15	13
Other experience variance	(3)	(3)	(2)	(8)
Assumption changes and other	10	(7)	(18)	(15)
	_____________	_____________	_____________	_____________
Total experience variances and changes in assumptions	3 _____________	(17) _____________	4 _____________	(10) _____________

	6 months to 31 December 2003
	ANL	SMA	SP	Total
	£ m	£ m	£ m	£ m
	_____________	_____________	_____________	_____________
Mortality and morbidity experience	3	(22)	23	4
Lapse experience	(3)	(22)	(14)	(39)
Expenses (over) / under run	(1)	(11)	16	4
Taxation adjustment	(4)	(7)	3	(8)
Other experience variance	(14)	8	(3)	(9)
Assumption changes and other	11	17	(6)	22

Total experience variances and changes in assumptions	(8)	(37)	19	(26)

	6 months to 30 June 2003
	ANL	SMA	SP	Total
	£ m	£ m	£ m	£ m
	_____________	_____________	_____________	_____________
Mortality and morbidity experience	5	1	-	6
Lapse experience	(4)	(1)	(2)	(7)
Expenses (over) / under run	-	(5)	5	-
Taxation adjustment	(6)	(9)	4	(11)
Other experience variance	8	(7)	4	5
Assumption changes and other	(9)	(11)	(5)	(25)
	_____________	_____________	_____________	_____________
Total experience variances and changes in assumptions	(6) _____________	(32) _____________	6 _____________	(32) _____________

Mortality and morbidity experience variances and assumption changes remained in line overall. The change in Scottish Mutual compared to Half 2 2003 was due to an assumption change in Pegasus morbidity assumptions at the end of 2003. In Scottish Provident mortality and morbidity experience was significantly lower following an amendment to the assumptions in December 2003.

Lapse experience have improved significantly from Half 2 2003 levels. Both Scottish Mutual and Scottish Provident experienced a large number of surrenders of unitised with profit contracts in 2003 following the announcement of the cut in bonus rates. Lapse rates in the with profits funds have remained high during the first half of 2004 reflecting policyholder uncertainty over future payouts during the review into the fund positions which has now been concluded.

The trading expenses under-run in the second half of 2003 has continued into the first half of 2004, particularly in Scottish Provident where strong new business volumes coupled with higher initial expense loadings have led to a cost under-run of £12m. The life businesses are currently undergoing significant restructuring and organisational changes in order to drive this under-run position further.

The taxation adjustment in 2004 principally represents the movement in the deferred tax asset on prior year available losses carried forward. The tax experience adjustments in Scottish Mutual and Abbey National Life largely relate to one-off differences between the actual tax payable over the period and that assumed as part of the expected return calculation. In Scottish Provident the variance of £15m represents the movement in deferred tax asset driven by anticipated future tax relief on prior year losses.

Other experience variances cover a number of smaller items which are aggregated for reporting purposes. These are mainly the effect of differences from the expected level in terms of revenue impacts, such as commissions. These have produced a charge in 2004 rather than the gain recognised in the first half of 2003.

Assumption changes and other comprises the impact of changing non economic assumptions such as lapse rates and annuitant mortality along with other items that are not classified as new business, expected return or experience variances. This includes such items as reductions in reassurance default reserves, maturing pensions business electing to use guaranteed annuity options and the impact of reassuring the immediate annuity business of Scottish Provident.

Embedded value charges and rebasing

Embedded value charges and rebasing were £(24)m (Half 1 2003: £(102)m; Half 2 2003 £(341)m).

The embedded value charges and rebasing are disclosed in detail in Section 2.4.1 in three main categories. Firstly the impact of investment markets over the period differing from expectations on revenue profits. This includes actual less expected interest on surpluses retained in the funds and the difference between actual and expected management charges on unit funds over the period. Secondly, the impact of closing market levels being different than expected on the future profits item. This includes items such as changes to the active economic basis, changes in asset mix and the impact of higher or lower unit values on the stream of future management charges. Lastly, other non-trading items are included here such as changes in provisioning and impacts of stabilising the with profits funds.

Assets under management

The table below shows the total funds under management by company (including related PBU entities), and split by type of business:

At 30 June 2004
	ANL	SMA / SMI	SP	Total
	£ bn	£ bn	£ bn	£ bn
	_____________	_____________	_____________	_____________
Closed with profit funds	-	8	5	13
Ongoing businesses	4	8	2	14
	_____________	_____________	_____________	_____________
Total (1)	4 _____________	16 _____________	7 _____________	27 _____________

(1) Total funds under management are split £25bn in Personal Financial Services, and £2bn managed on behalf of entities within the Portfolio Business Unit.

Note: The funds under management disclosed in the table above have been largely outsourced in 2004.

2.2: PFS Operating expenses

2.2.1: Trading expenses by business

	6 months to 30 June 2004	6 months to 31 December 2003	6 months to 30 June 2003
	£ m	£ m	£ m
	_____________	_____________	_____________
Abbey retail	515	547	494
cahoot	21	21	22
Cater Allen and Abbey International	18	19	29
	_____________	_____________	_____________
Banking and Savings	554	587	545

Abbey National Life (1)	6	5	5
Scottish Mutual (1)	6	8	1
Scottish Provident (1)	-	-	1
Other	25	19	19
	_____________	_____________	_____________
Investment and Protection	37	32	26

General Insurance	20	21	27

Abbey Financial Markets	53	49	60

Group Infrastructure	119	128	102
	_____________	_____________	_____________
PFS trading expenses	783	817	760
	_____________	_____________	_____________
Adjust for: (2)

- Re-organisation expenses	57	156	109
- Goodwill amortisation	10	9	9
- Goodwill impairment	-	10	-
	_____________	_____________	_____________
PFS expenses	850 _____________	992 _____________	878 _____________

(1) The quoted operating expenses for the Life Assurance businesses exclude operating expenses that are accounted for as part of embedded value and reported as non-interest income. These totalled £84m (Half 1 2003: £93m; Half 2 2003: £86m).

(2) A breakdown of the non-trading items is provided in Section 2.4.

6 months to 30 June 2004 versus 6 months to 30 June 2003:

Banking and Savings trading expenses were up £9m to £554m (Half 1 2003: £545m). This was driven by increased levels of customer-facing staff and overall expense inflation, offset by savings from the cost reduction programme.

Investment and protection expenses (excluding those within embedded value) were up £11m to £37m (Half 1 2003: £26m), largely due to the cost of rolling out multi-manager products in Scottish Mutual and increased investment in James Hay.

General Insurance expenses of £20m (Half 1 2003: £27m) were down £7m due to lower business volumes and lower marketing spend.

Trading expenses in the Abbey Financial Markets business were down £7m to £53m (Half 1 2003: £60m), reflecting lower performance-related payments in the first half of 2004.

In Group Infrastructure, trading expenses were up 17% to £119m (Half 1 2003: £102m) largely the result of wage inflation and pension contribution increases, offset by savings from the cost reduction programme.

6 months to 30 June 2004 versus 6 months to 31 December 2003:

Banking and Savings trading expenses were down £33m to £554m (Half 2 2003: £587m) benefiting from incremental savings from the cost reduction programme, and marketing expenditure in Half 2 2003 to support the brand re-launch not repeated in Half 1 2004.

Investment and Protection expenses were up £5m to £37m (Half 2 2003: £32m), reflecting increased investment in James Hay.

Trading expenses in the Abbey Financial Markets business were up £4m to £53m (Half 2 2003: £49m), largely due to reduced performance-related payments in the second half of 2003.

In Group Infrastructure trading expenses were down 7% to £119m (Half 2 2003: £128m) largely due to lower pension costs, resulting from a change in the pension mix to less expensive schemes, and lower performance-related costs.

2.2.2: Trading expenses by type

	6 months to 30 June 2004	6 months to 31 Dec 2003	6 months to 30 June 2003
	£ m	£ m	£ m
	_____________	_____________	_____________
Salaries and other compensation payments	328	318	321
Social security costs	28	27	28
Pension costs (1)	60	66	55
	_____________	_____________	_____________
Salaries and other staff costs	416	411	404

Bank, legal and professional fees	53	60	32
Advertising and marketing	40	56	35
	_____________	_____________	_____________
Bank, legal, marketing and professional expenses	93	116	67

Software, computer and administration expenses	145	151	150

Premises and equipment depreciation	40	45	45

Other property and equipment expenses	89	94	94
	_____________	_____________	_____________
PFS trading expenses	783 _____________	817 _____________	760 _____________

(1) Pension costs relate to PFS only, and do not include £7m (Half 1 2003: £6m; Half 2 2003: £6m) relating to the life businesses accounted for on an embedded value basis (reported within non-interest income).

6 months to 30 June 2004 versus 6 months to 30 June 2003:

Total employment costs were higher at £416m (Half 1 2003: £404m) comprising:

> salaries and other compensation costs higher, with normal salary inflation, and recruitment into customer-facing roles in the branches and call centres being offset by headcount savings from the cost programme; and

> an increase in pension costs of £5m to £60m (Half 1 2003: £55m) largely due to increased charges following the 31 March 2003 actuarial review. A detailed analysis of the pension fund deficit is included in Appendix 3.

Bank, legal, and professional expenses of £53m were up 66% on the first half of 2003, due to costs associated with outsourcing arrangements (previously capitalised), underwriting costs review and review of customer-contact processes. Advertising and marketing spend was £5m higher (Half 1 2003: £35m) due to additional spend to support the Abbey brand.

Software, computer and administration expenses of £145m (Half 1 2003: £150m) were lower due to reduced administrative expenses, cost-reduction initiatives and system rationalisation.

Premises and equipment depreciation expenses of £40m decreased by 11% (Half 1 2003 £45m), due to asset write offs and run off more than offsetting increased capital investments.

Other property and equipment expenses fell 5% to £89m (Half 1 2003: £94m).

6 months to 30 June 2004 versus 6 months to 31 December 2003:

Total employment costs were up 1% to £416m (Half 2 2003: £411m) with increases in customer-facing staff and normal salary inflation in part offset by a reduction in pension costs following a change in pension mix and the impact of the cost reduction programme.

Bank, legal, marketing and professional expenses of £93m were down 20% on the second half of 2003. This was driven by the non-recurrence of costs in relation to Abbey's business relaunch.

The remaining movements by type are consistent with the explanations described above.

2.2.3: Cost base reconciliation

	6 months to 30 June 2004	6 months to 31 Dec 2003	6 months to 30 June 2003
	£ m	£ m	£ m
	_____________	_____________	_____________
PFS trading expenses	783	817	760
Trading expenses included in embedded value (EV)	84	86	93
	_____________	_____________	_____________
Total PFS trading expense base (including EV expenses)	867	903	853

Add: Estimated savings achieved from cost programme	93	80	46
	_____________	_____________	_____________
PFS trading expenses pre-cost savings	960	983	899
	_____________	_____________	_____________
Estimated annualised cost savings	183 _____________	165 _____________	125 _____________

Cost programme

The total impact of the cost programme in the period was a reduction in costs of £93m, with annualised savings from actions already taken estimated to be £183m, up from £165m at the start of the year. This improvement in savings in the period relates to pensions, reduced consultancy, procurement, IT functional efficiencies and rationalisation within Abbey Financial Markets.

Cumulative implementation spend specifically relating to the cost programme to date, amounts to £239m, including an element of empty premises provisions. As previously flagged, the overall ratio of cost reduction implementation costs to savings is expected to be in line with previous guidance, but may increase from the current run-rate due to the higher investment required to deliver remaining cost saving.

Cost reconciliation

PFS trading expenses pre-cost savings fell by £23m to £960m (Half 2 2003: £983m).

The non-recurrence of branding and communication spend to support the brand re-launch in the second half of 2003 contributed to the overall reduction. In addition, pension accruals were lower due to a change in pension mix, with a higher proportion of employees on lower contribution rate schemes, and lower ongoing costs relating to the outsourced ventures and savings from the property rationalisation programme.

2.2.4: Trading expenses and headcount by function

This analysis is included to assist the reader in understanding the cost base in the new functional divisions. The expense base includes trading expenses and costs included within the embedded value relating to life assurance businesses reported as part of non-interest income.

Trading expense base (including EV expenses)	6 months to 30 June 2004	6 months to 31 December 2003	6 months to 30 June 2003
	£ m	£ m	£ m
	_____________	_____________	_____________
Customer Sales	225	213	219
Customer Propositions	46	55	40
Customer Operations	175	207	152
Human Resources	26	24	21
Information Technology	231	238	236
Abbey Financial Markets	48	44	52
Central and Group Items	116	122	133
	_____________	_____________	_____________
PFS trading expense base (including EV expenses)	867 _____________	903 _____________	853 _____________

6 months to 30 June 2004 versus 6 months to 30 June 2003

Customer Sales expenses increased by 3% due to increased customer-facing roles and normal salary inflation. Customer Propositions increased by 15% as a result of reduced Half 1 2003 activity in anticipation of the brand re-launch in Half 2 2003. Customer Operations costs were higher by 15% as a result of additional dual systems running costs, higher salary costs and increased headcount to restore service levels, offset by cost reduction initiatives. Human Resources costs increased to £26m due to additional recruitment and training costs. Information Technology costs are lower by 2% to £231m due to cost reduction benefits and property rationalisation offset by rent increases. Central and Group Items declined by 13% to £116m largely due to lower headcount.

6 months to 30 June 2004 versus 6 months to 31 December 2003

Overall expense trends versus the second half of 2003 were affected by similar factors, with two exceptions. Customer Propositions were down 16% due to the brand relaunch in Half 2 2003. Customer Operations costs were down due to lower depreciation following asset write-downs in the second half of 2003.

Headcount	30 June 2004	31 December 2003 Restated
	_____________	_____________
Customer Sales	12,225	11,812
Customer Propositions	366	368
Customer Operations	8,466	8,211
Human Resources	531	543
Information Technology	2,049	2,119
Abbey Financial Markets	540	570
Central	1,169	1,190
	_____________	_____________
PFS total full time equivalent (FTE)	25,346 _____________	24,813 _____________

Overall PFS headcount levels have increased by 533. Reductions in all the support divisions were offset by recruitment into customer-facing roles as part of the re-organisation programme. In addition, customer operations headcount rose as a result of temporary staff and some overlap during the site consolidation programme and transfer of roles to India.

The total PFS FTE numbers disclosed above include staff employed on a contract basis in relation to cost reduction and strategic and regulatory change programmes.

The headcount reported under Customer Operations includes 1,390 FTE employed as part of the EDS joint venture. Excluded from the above FTE are circa 350 roles (not on payroll) transferred to outsourcing arrangements in India.

In the PBU, headcount was 957 FTE (not disclosed in the table above) as at 30 June 2004, compared to 1,083 at the start of the year, reflecting the continued wind down and exit from these businesses.

2.3: Personal Financial Services (PFS) provisions charges

2.3.1: Trading P&L provisions charges (1)

	6 months to 30 June 2004	6 months to 31 December 2003	6 months to 30 June 2003
	£ m	£ m	£ m
	_____________	_____________	_____________
Mortgages	(1)	3	5
Unsecured personal loans	31	33	28
Credit cards	3	4	6
Banking	31	21	18
Other	3	5	7
	_____________	_____________	_____________
PFS provisions for bad and doubtful debts	67	66	64

Other provisions	1	58	3
	_____________	_____________	_____________
PFS trading provisions	68	124	67
	_____________	_____________	_____________
Adjust for: (1)

- Embedded value charges and rebasing (2)	-	-	80
- Re-organisation expenses (3)	2	22	12
	_____________	_____________	_____________
PFS provisions	70 _____________	146 _____________	159 _____________

(1) A breakdown of the non-trading items is provided in Section 2.4.

(2) Charge in Half 1 2003 relates to the impact of tax law changes on the structure of the Scottish Provident acquisition.

(3) Includes empty premises provisions arising from the review of site locations and certain asset write-downs.

6 months to 30 June 2004 versus 6 months to 30 June 2003:

In total, PFS trading provisions were broadly flat at £68m (Half 1 2003: £67m).

There was a release of mortgage provisions of £1m (Half 1 2003: £5m charge) as a result of favourable arrears, and lower properties in possession and related losses incurred. Provisions relating to unsecured personal loans grew by £3m to £31m following strong asset growth, particularly in cahoot, while banking provisions increased to £31m (Half 1 2003: £18m) mainly due to increased fraud write-offs, in line with industry experience.

6 months to 30 June 2004 versus 6 months to 30 June 2003:

PFS trading provisions decreased by 45% to £68m (Half 2 2003: £124m), reflecting the non-recurrence of a £50m provision for potential mis-selling in the second half of 2003. Excluding this, provisions remained broadly flat reflecting the excellent mortgage credit quality and consequent release of £1m of mortgage provisions being more than offset by increased Banking provisions due to fraud write-offs. These write offs reflect the increased fraud losses sustained, consistent with the industry as a whole.

2.3.2: Non-performing loans (NPLs)

	At 30 June 2004	At 31 December 2003	At 30 June 2003
	£ m	£ m	£ m
	_____________	_____________	_____________
Loans provided for	181	175	183
Arrears greater than 90 days not provided	346	414	490
	_____________	_____________	_____________
Total NPLs	527	589	673

Total loans and advances to customers (1)	78,004	75,114	67,218

Total provisions	319	323	312
	_____________	_____________	_____________
NPLs as a % of loans and advances	0.68%	0.78%	1.00%
	_____________	_____________	_____________
Provisions as a % of NPLs	60.53% _____________	54.84% _____________	46.36% _____________

(1) The quoted loans and advances to customers are net of securitisations.

The value of non-performing loans across all products decreased to £527m (December 2003: £589m), benefiting from favourable market conditions, good credit control, and strong credit quality of new business being written. The focus on credit control continues despite the current benign economic market conditions.

As a percentage of loans and advances, non-performing loans have decreased to 0.68% (December 2003: 0.78%), with provision coverage of 60.53% (December 2003: 54.84%) - a comfortable coverage ratio given level of asset growth and quality.

2.3.3: Mortgage arrears, properties in possession and lending mix

Mortgage arrears

Cases	30 June 2004			31 December 2003
	No. cases (000)	% of total	CML industry average %	No. cases (000)	% of total	CML industry average %
	_____________	_____________	_____________	_____________	_____________	_____________
1 - 2 months arrears	19.6	1.43	n/a	20.2	1.47	n/a
3 - 5 months arrears	4.9	0.36	n/a	5.5	0.40	0.49
6 - 11 months arrears	1.7	0.12	n/a	2.2	0.16	0.27
12 months + arrears	0.3	0.03	n/a	0.5	0.03	0.12
	_____________	_____________	_____________	_____________	_____________	_____________
Value of arrears	30 June 2004		31 December 2003
	£ m	% of total	£ m	% of total
	_____________	_____________	_____________	_____________
1 - 2 months arrears	12.0	0.01	11.2	0.01
3 - 5 months arrears	7.4	0.01	7.5	0.01
6 - 11 months arrears	4.2	0.01	5.3	0.01
12 months + arrears	2.7	-	3.2	-
	_____________	_____________	_____________	_____________
Total arrears	26.3	0.03	27.2	0.03
	_____________	_____________	_____________	_____________
Balance sheet provisions	191		190

Coverage (times)	7.3x		7.0x
	_____________	_____________	_____________	_____________

Mortgage properties in possession

	30 June 2004			31 December 2003
	Nos	% of loans	CML industry average %	Nos	% of loans	CML industry average %
	_____________	_____________	_____________	_____________	_____________	_____________
No. of repossessions	534	0.04	n/a	1,642	0.06	0.03
No. of sales	597	0.04	n/a	1,736	0.06	0.04
Stock	262	0.02	n/a	325	0.02	0.02
	_____________	_____________	_____________	_____________	_____________	_____________

The abbreviation CML stands for Council of Mortgage Lenders. Data for 30 June 2004 is not made publicly available until 29 July 2004.

Credit quality in the first half of 2004 has continued to improve on the strong trends experienced through 2003. Mortgage 3-month + arrears cases have reduced further to 6,900 compared to 8,200 at 31 December 2003. This amounts to 0.51% of the total, compared to 0.59% at 31 December 2003.

By value, 3-month + arrears totalled £14.3m (December 2003: £16.0m), with provisions in place of £191m (31 December 2003: £190m).

The stock of properties in possession fell by 19% to 262 (December 2003: 325), with the number of property repossessions also falling by 1,108 to 534 (December 2003: 1,642).

Mortgage new business credit quality

	30 June 2004 _____________	31 December 2003 _____________
Loan-to-value (LTV) analysis:

New business:
> 90%
	8%	9%
75%-90%
	30%	28%
< 75%
	62%	63%
Average
	58%	57%
Average LTV of stock (indexed)	45%	45%

New Business Profile:

First Time Buyers	19%	17%
Home Movers	38%	33%
Remortgagers	43%	50%

Average earnings multiple	2.6 _____________	2.5 _____________

There has been no deterioration of quality over the period, with most credit quality indicators remaining similar to or better than those reported in December 2003. In particular:

> Arrears and properties in possession have continued to decrease during 2004 to historic lows.

> The average LTV of new business has remained broadly constant in 2004 at 58%, despite historically lower loan-to-value remortgage business reducing as a proportion of Abbey's new business.

> The proportion of new business written with a high LTV (greater than 90%) has continued to drop in 2004.

> There has been a tightening of policy rules around income verification with a fast-track mortgage introduced for loan-to-value mortgages less than 60%.

> Income multiples are (as expected) increasing, given the continued increase in house prices. The increase is in line with the market. A review of income multiples has resulted in tighter guidelines for a riskier segment of business and more relaxed policy for more valued and low risk customers.

> For niche markets such as Buy-to-Let, Abbey is under-represented and has not significantly increased exposure. These niche markets are still under review for a wider rollout.

> The proportion of remortgage business taking further equity release has remained unchanged for the last 18 months.

2.3.4: Banking and unsecured personal loan (UPL) arrears

	At 30 June 2004	At 31 December 2003	At 30 June 2003
	£ m	£ m	£ m
	_____________	_____________	_____________
Total banking and UPL arrears (1) (2)	156	146	131

Total banking and UPL asset	3,193	3,019	2,935

Banking and UPL arrears as a percentage of asset	4.9%	4.8%	4.5%
	_____________	_____________	_____________

(1) Banking arrears are defined as customers whose borrowings exceed their authorised overdraft by over £100.

(2) UPL arrears are defined as the balances of accounts that are two or more monthly instalments in arrears.

Arrears levels have increased to £156m (December 2003: £146m), though remained flat as a percentage of asset, driven by strong unsecured personal loan growth and the growing maturity of the cahoot unsecured personal lending book.

2.3.5: Provisions for doubtful debts analysis (PFS) - balance sheet

	30 June 2004		31 December 2003
	Provisions balance £ m	Balance % of loan assets	Provisions balance £ m	Balance % of loan assets
	_____________	_____________	_____________	_____________
Mortgages	191	0.2	190	0.2
Banking	35	10.8	42	8.2
Unsecured personal loans	45	2.8	43	2.7
cahoot	43	3.3	30	3.2
Abbey Business	5	1.0	18	1.2
	_____________	_____________	_____________	_____________
Banking and Savings	319	0.3	323	0.4

Scottish Provident	80	6.5	80	6.3
	_____________	_____________	_____________	_____________
Total PFS	399 _____________	0.5 _____________	403 _____________	0.5 _____________

PFS provisions for bad and doubtful debts fell to £399m (December 2003: £403m)

Total provisions for bad and doubtful debts in Banking and Savings fell 1% to £319m (December 2003: £323m), driven by an increase in cahoot provisions, more than offset by increased fraud write offs against provisions in the period.

2.3.6: Provisions for doubtful debts analysis (PFS) - balance sheet reconciliation

	Mortgages £ m _____________	Unsecured £ m _____________	Other £ m _____________	Total £ m _____________
At 1 January 2004
General	183	27	88	298
Specific	7	90	8	105
	_____________	_____________	_____________	_____________
Total	190	117	96	403

Transfer from P&L account	(1)	63	5	67
Recoveries	2	12	0	14
Disposals of subsidiary undertakings	-	-	(11)	(11)
Irrecoverable amounts written off	-	(69)	(5)	(74)
	_____________	_____________	_____________	_____________
At 30 June 2004	191	123	85	399
	_____________	_____________	_____________	_____________
General	185	31	84	300
Specific	6	92	1	99
	_____________	_____________	_____________	_____________
Total	191 _____________	123 _____________	85 _____________	399 _____________

2.4: Personal Financial Services non-trading charges

2.4.1: Embedded value charges and rebasing

6 months to 30 June 2004
	ANL	SMA	SP	Total
	£ m	£ m	£ m	£ m
	_____________	_____________	_____________	_____________
Investment assumptions and variances	(7)	(31)	2	(36)
Other "one off" adjustments	-	(11)	23	12
	_____________	_____________	_____________	_____________
Total embedded value charges and rebasing	(7) _____________	(42) _____________	25 _____________	(24) _____________

	6 months to 31 December 2003
	ANL	SMA	SP	Total
	£ m	£ m	£ m	£ m
	_____________	_____________	_____________	_____________
Investment assumptions and variances	22	(230)	14	(194)
Guaranteed liability / market value adjustments	-	132	(37)	95
Provision required with respect to the shareholders' liability for "realistic" balance sheet position	-	(273)	(100)	(373)
Other "one-off" adjustments	-	131	-	131
	_____________	_____________	_____________	_____________
Total embedded value charges and rebasing	22 _____________	(240) _____________	(123) _____________	(341) _____________

	6 months to 30 June 2003
	ANL	SMA	SP	Total
	£ m	£ m	£ m	£ m
	_____________	_____________	_____________	_____________
Investment assumptions and variances	4	108	(36)	76
Guaranteed liability / market value adjustments	-	(75)	(23)	(98)
Scottish Provident contingent loan provision	-	-	(80)	(80)
	_____________	_____________	_____________	_____________
Total embedded value charges and rebasing	4 _____________	33 _____________	(139) _____________	(102) _____________

Investment assumptions and variances

The variance represents the adjustment to allow for differences between actual market performance and our assumptions set out at the beginning of the year. In Scottish Mutual, the cost of £31m principally reflects the impact of the fall in fixed interest markets following the rise in interest rates over the first six months. In addition, it includes an adjustment to incorporate changes in asset mix during the period, which impacts the assumed value of future profits. The positive £2m Scottish Provident investment variance is largely driven by a change in asset mix in the non-profit sub-fund out of cash and into bonds.

Guaranteed liability / market value adjustments

There was no impact in the current period in respect of the hedges taken out in previous years to reduce the volatility of guaranteed liabilities and market value adjustments, since these were incorporated in the recently announced with profit funds review. The credit in Scottish Mutual in Half 2 2003 represents the benefit of lower assumed bonuses (and consequently guarantee liabilities) while the loss in Half 1 was due to the effect of lower market levels when the hedges were finalised as compared to the 2002 year end position. The charge in Scottish Provident in Half 1 and 2 2003 represented other products not captured by the 2002 review.

Provision required with respect to the shareholders' liability for "realistic" balance sheet position

In Half 2 2003, a provision of £373m was raised based on initial estimates of the shareholder impact of implementing the CP 195 realistic balance sheet regime on the Scottish Mutual and Scottish Provident with profit funds. The detailed review of the with profit funds has been completed, agreed with the FSA, and recently announced, highlighting there would be no additional profit and loss or capital impact, over and above amounts taken in prior years. As part of the agreement, Abbey agreed to make a substantial non-refundable contribution into the Scottish Mutual with profits fund, which has been offset by provisions raised in previous years.

2.4.2: Re-organisation expenses

	6 months to 30 June 2004	6 months to 31 Dec 2003	6 months to 30 June 2003
	£ m	£ m	£ m
	_____________	_____________	_____________
Cost reduction programme	57	94	54
Strategic and regulatory change	37	26	-
Asset write-downs	-	69	72
	_____________	_____________	_____________
Total re-organisation expenses	94 _____________	189 _____________	126 _____________

Cost programme expenses of £57m (Half 1 2003: £54m) represent the current period implementation expenses relating to the cost reduction programme. Estimated annualised cost savings booked to date amount to £183m (December 2003: £165m), and we remain confident of meeting the original cost reduction target of over £200m by the end of the year, 12 months ahead of schedule.

Implementation costs in relation to strategic and regulatory change programmes of £37m (Half 1 2003: £nil) are made up of the following:

> costs relating to the implementation of the new strategy, totalling £15m, the majority of which relates to consultancy spend; and

> one-off mandatory regulatory change programme expenses of £22m. The main components include International Accounting Standards, Basel II, Sarbanes-Oxley, with profit funds review and Anti Money Laundering. Given the extent of regulatory pressures facing the industry, we would anticipate this level of expense in relation to these and other projects to continue for the remainder of this year, and in some cases into 2005.

As previously flagged, asset write-downs in 2003 were non-recurring. They related to the expensing of costs previously capitalised in relation to the outsourced processing platforms for mortgages and insurance.

2.4.3: Goodwill charges

	6 months to 30 June 2004	6 months to 31 Dec 2003	6 months to 30 June 2003
	£ m	£ m	£ m
	_____________	_____________	_____________
Goodwill amortisation	10	9	9
Goodwill impairment	-	10	-
	_____________	_____________	_____________
Total goodwill charges	10 _____________	19 _____________	9 _____________

Goodwill charges of £10m comprise mainly the ongoing amortisation charge in relation to Scottish Provident and Fleming Premier Banking.

2.4.4: Reconciliation of statutory to trading profit and loss

Income

	6 months to 30 June 2004	6 months to 31 Dec 2003	6 months to 30 June 2003
	£ m	£ m	£ m
	_____________	_____________	_____________
Trading net interest income (1)	798	849	860

Statutory non-interest income	462	173	528

Adjust for:
- Embedded value charges and rebasing	24	341	22
- Re-organisation expenses	35	11	5
	_____________	_____________	_____________
Trading non-interest income	521	525	555
	_____________	_____________	_____________
Trading income	1,319 _____________	1,374 _____________	1,415 _____________

(1) Unaffected by the non-trading charges and therefore consistent with statutory net interest income.

Expenses

	6 months to 30 June 2004	6 months to 31 Dec 2003	6 months to 30 June 2003
	£ m	£ m	£ m
	_____________	_____________	_____________
Total statutory expenses	850	992	878

Adjust for:
- Re-organisation expenses	(57)	(156)	(109)
- Goodwill amortisation	(10)	(9)	(9)
- Goodwill impairment	-	(10)	-
	_____________	_____________	_____________
Trading expenses	783 _____________	817 _____________	760 _____________

Provisions

	6 months to 30 June 2004	6 months to 31 Dec 2003	6 months to 30 June 2003
	£ m	£ m	£ m
	_____________	_____________	_____________
Provisions for bad and doubtful debts	67	66	144

Adjust for:
Embedded value charges and rebasing (2)	-	-	(80)
	_____________	_____________	_____________
Trading provisions for bad and doubtful debts	67	66	64

Provisions for contingent liabilities and commitments	3	80	5

Adjust for:
Re-organisation expenses	(2)	(22)	(2)
	_____________	_____________	_____________
Trading provisions for contingent liabilities & commitments	1	58	3

Amounts written off fixed asset investments	-	-	10

Adjust for:
Asset write-downs	-	-	(10)
	_____________	_____________	_____________
Trading amounts written off fixed asset investments	-	-	-
	_____________	_____________	_____________
Total trading provisions	68 _____________	124 _____________	67 _____________

(2) Provision relates to the impact of tax law changes on the structure of the Scottish Provident acquisition.

2.4.5. Basis of results presentation

Trading Performance

Abbey is nearly half way through its 3-year re-organisation and change programme, refocusing solely on Personal Financial Services in the United Kingdom. This report reflects the split of Abbey between the ongoing Personal Financial Services (PFS) businesses, and those being managed for value in the Portfolio Business Unit (PBU).

Given the scale of change involved and the charges that result from restructuring, management believe that it is helpful to present the results of the ongoing PFS business on both a statutory and a 'Trading Performance' basis to enable the reader to discern the underlying performance and trends in the business. The PFS group of reportable segments contain the following segments, Banking and Savings; Investment and Protection; Abbey Financial Markets; General Insurance and Group Infrastructure. The PBU group of reportable segments consists of Wholesale Banking; Motor Finance and Litigation Funding; and Other, (which includes the International Life businesses).

Abbey's management reviews discrete financial information for each of its segments that include measures of operating results and assets. However, due to the nature of our ongoing PFS group of reportable segments versus our PBU group of reportable segments, which is being managed for value, the two segments are managed differently. The PFS group of reportable segments are managed primarily on the basis of its results, which are measured on a trading basis. The PBU group of reportable segments are managed both on the basis of its results, which is measured on a management basis, and on the basis of its net asset value, as measured by the regulatory equity in the business. The trading basis for our PFS group of reportable segments and the management basis for our PBU group of reportable segments are collectively known as the "trading" basis, as presented below.

The main adjustments between the trading and statutory results are outlined below:

> Embedded value charges and rebasing - these largely reflect both equity and debt market movements in the period, which do not necessarily affect the underlying performance of the businesses and customer relationships that are long-term in their nature. The short-term market movements are, however, an important factor in the management of the business but these are managed separately with a more risk-based focus.

> Re-organisation costs - relating to the ongoing cost reduction programme and related re-organisation exercise. Non-recurring items are reported separately, to allow the presentation of the underlying drivers of the cost base that will remain after the exercise is complete. A detailed breakdown of the implementation costs is included in section 2.4.2.

> Goodwill charges - the scheduled amortisation of goodwill, or any write-down of amounts previously capitalised, are non-cash and do not necessarily reflect current business performance.

> Income from associated undertakings - included within trading income because it is a regular source of income to our operations.

The PFS group of reportable segments' adjustments are the:

> embedded value charges and rebasing;

> re-organisation costs; and

> goodwill charges.

The PBU group of reportable segments' adjustments are the inclusion of:

> income from associated undertakings; and

> profit on disposal of group undertakings.

3. PORTFOLIO BUSINESS UNIT (PBU)

3.1: Summarised PBU

Profit and loss

	6 months to 30 June 2004 ___________	6 months to 31 December 2003 ___________	6 months to 30 June 2003 ___________
	£ m	£ m	£ m

Wholesale Banking excluding provisions, impairments and disposal losses	71	27	113
Provisions, impairments and disposal losses	(19)	(443)	(568)
	___________	___________	___________
Wholesale Banking	52	(416)	(455)

Motor Finance and Litigation Funding	(36)	(48)	(2)
International life assurance businesses	1	7	(33)
European Banking and other	(7)	31	(5)
	___________	___________	___________
PBU profit / (loss) before tax	10 ___________	(426) ___________	(495) ___________

PBU assets and risk-weighted assets (RWAs) by business

	At 3O June 2004		At 31 December 2003
	Assets	RWAs	Assets	RWAs
	£ bn	£ bn	£ bn	£ bn
	___________	___________	___________	___________
Wholesale Banking exit portfolios	5.5	3.7	8.3	5.4

Motor Finance and Litigation Funding (1)	1.3	1.4	2.1	2.4

European Banking and other (2)	1.5	0.8	1.9	1.2
	___________	___________	___________	___________
Total PBU	8.3	5.9	12.3	9.0
	___________	___________	___________	___________

(1) Motor Finance and Litigation Funding's RWAs exceed the value of assets due to the regulatory treatment of the joint venture with Peugeot, whereby 100% of assets are included for regulatory purposes.

(2) The table excludes the shareholder net assets of the international life assurance businesses of £208m (December 2003: £207m) since they do not have an RWA equivalent.

The improved performance in the PBU reflects the significantly lower absolute level of asset disposals, and the provisioning down to market realisable values in securities and loans taken in 2003. As a result, asset disposals to date in 2004 have only had a limited profit and loss impact, with sales of finance leasing businesses sold at a profit to book value.

3.2: Wholesale Banking exit portfolios

3.2.1: Provisions and losses on asset disposals

	30 June 2004	31 December 2003
	£ m	£ m
	___________	___________
Debt securities:
- Corporates	-	132
- High Yield	-	24
- CDOs	-	322
- Other asset backed	(7)	36
Loan portfolio:
- Project Finance	11	145
- Real Estate	6	7
- Other	23	79
Operating Leasing businesses	-	64
Private Equity	(16)	202
Other	2	-
	___________	___________
Total provisions, impairments & disposal losses	19	1,011
	___________	___________

The total charge for provisions, impairments and disposal losses for the six months to June 2004 is £19m (December 2003: charge of £1,011m). This reflects the significantly lower level of asset disposals, and the provisioning down to market realisable values in securities and loans taken in 2003.

3.2.2: Balance sheet provisions and coverage

	At 30 June 2004	At 31 December 2003
	£ m	£ m
	___________	___________
Specific provisions	207	599
General provisions	174	173
	___________	___________
Total balance sheet provisions	381	772
	___________	___________

Total balance sheet provisions reduced to £381m during 2004 as a result of sales of debt securities and loans. The difference between the profit and loss provision charge and balance sheet provision movement is a reflection of balance sheet provision releases following asset sales and exchange rate movements.

This is detailed in the table below:

	Specific provisions	General provisions	Total provisions
	£ m	£ m	£ m
	___________	___________	___________
2004 opening balance	599	173	772
Profit and loss charge in 6 months to June 2004	(17)	2	(15)
Release on disposal	(366)	-	(366)
Other (including foreign exchange movements)	(9)	(1)	(10)
	___________	___________	___________
Closing balance At 30 June 2004	207	174	381
	___________	___________	___________

Coverage ratios

	At 30 June 2004	At 31 December 2003
	£ m	£ m
	___________	___________
Debt securities provided against	32	335
Specific provisions	(28)	(109)
Coverage (%)	87.5%	32.5%

Loans provided against	446	696
Specific provisions	(90)	(160)
Coverage (%)	20.2%	23.0%

Total asset provided against	478	1,031

Specific provisions	(118)	(269)
General provisions	(153)	(173)
	___________	___________
Total provisions	(271)	(442)

Coverage (%)	56.7%	42.9%
	___________	___________

The coverage ratio increased to 56.7% (December 2003: 42.9%), reflecting sales of debt securities and loans.

Total specific provisions in the table of £118m differ to the total on the balance sheet of £207m, due to provisions relating to the Newark Collateralised Bond Obligation and Private Equity.

3.2.3: Summary portfolio details

	At 30 June 2004		At 31 December 2003
	Assets £ bn	RWAs £ bn	Assets £ bn	RWAs £ bn
	___________	___________	___________	___________
Debt securities	0.5	0.1	1.0	0.4
Loan portfolio	0.9	0.9	2.0	1.7
Leasing businesses	4.1	2.7	4.7	3.0
Private Equity	-	-	0.4	0.3
Other	-	-	0.2	-
	___________	___________	___________	___________
Total	5.5	3.7	8.3	5.4
	___________	___________	___________	___________

3.2.4: Debt securities

	At 30 June 2004		At 31 December 2003
	Assets £ bn	RWAs £ bn	Assets £ bn	RWAs £ bn
	___________	___________	___________	___________
Corporates	-	-	0.1	0.1
Asset Backed Securities (excluding CDOs)	-	-	0.2	0.2
High Yield (see Section 3.2.8)	0.5	0.1	0.7	0.1
	___________	___________	___________	___________
Total debt securities	0.5	0.1	1.0	0.4
	___________	___________	___________	___________

Mark to market (MTM) analysis

	At 30 June 2004	At 31 December 2003
	£ m	£ m
	___________	___________
Debt securities and related derivatives	562	1,184
Less: Provisions (1)	(103)	(178)
	___________	___________
Book value of debt securities and related derivatives	459	1,006
	___________	___________
Market value of debt securities and related derivatives	459	1,006
	___________	___________
Total MTM deficit on debt securities & related derivatives	-	-
	___________	___________

(1) Including £103m (December 2003: £178m) of specific provisions, and £nil (December 2003:£nil) of general provisions.

Debt securities of £0.5bn represent the High Yield securities that are part of the Newark collateralised bond obligation.

3.2.5: Loan portfolio

	At 30 June 2004		At 31 December 2003
	Assets £ bn	RWAs £ bn	Assets £ bn	RWAs £ bn
	___________	___________	___________	___________
Infrastructure	0.4	0.4	0.6	0.4
Project Finance:
- Real Estate	0.2	0.2	0.1	0.1
- Other	0.2	0.2	0.9	1.0
Structured Finance lending	0.1	0.1	0.4	0.2
	___________	___________	___________	___________
Total loan portfolio	0.9	0.9	2.0	1.7
	___________	___________	___________	___________

Mark to market (MTM) analysis

	At 30 June 2004	At 31 December 2003
	£ m	£ m
	___________	___________
Loan portfolio and related derivatives	1,096	2,360
Less: Provisions (1)	(243)	(333)
	___________	___________
Book value of loan portfolio and related derivatives	853	2,027

Market value of loan portfolio and related derivatives	853	1,961
	___________	___________
Total unrealised MTM deficit on loan portfolio & related derivatives	-	(66)
	___________	___________

(1) Including £90m (December 2003: £160m) of specific provisions and £153m (December 2003: £173m) of general provisions.

The loan portfolio of £0.9bn is down 55% from December 2003 with sales across all portfolios, in particular Project Finance.

The fall in deficit from the 2003 year-end position of £66m is due to a combination of asset and swap disposals, further provisioning and improvement in estimated fair value.

3.2.6: Leasing

	At 30 June 2004		At 31 December 2003
	Assets £ bn	RWAs £ bn	Assets £ bn	RWAs £ bn
	___________	___________	___________	___________
Finance leases	1.5	0.3	2.2	0.6
Operating leases	2.6	2.4	2.5	2.4
	___________	___________	___________	___________
Total leases	4.1	2.7	4.7	3.0
	___________	___________	___________	___________

The finance leasing portfolio is predominantly high quality with over 70% of exposure being to counterparties rated AA or better. The operating lease portfolio principally represents assets held in Porterbrook (£2.0bn) and aircraft leases (£0.4bn). The value of the aircraft leasing business has been written down to net asset value based on current market conditions. The market value of Porterbrook has not yet been confirmed by a sales process and therefore may well differ from the holding value. Porterbrook 's profit for the 6 months to June 2004 was £31m (Half 1 2003: £39m)

The increase in operating leases in the six months to 30 June 2004 was due to drawdowns under existing lease commitments exceeding repayments.

3.2.7: Wholesale Bank credit exposure analysis

The analysis that follows defines total exposures as being net of specific provisions and includes total undrawn commitments. In total, these comprise £122m and £27m respectively. Approximately 52% of the Wholesale Banking exposures in the PBU has external ratings.

Credit exposures by credit rating

	At 30 June 2004			At 31 December 2003
	Average Exposure	Average of Top 5 exposures (2)	Total Exposure	Average Exposure	Average of Top 5 exposures (2)	Total Exposure
	£ m	£ m	£ bn	£ m	£ m	£ bn
	___________	___________	___________	___________	___________	___________
AAA	28.9	60.8	0.3	25.7	87.9	0.5
AA	32.4	174.7	1.5	40.0	175.1	1.6
A	12.1	50.7	0.4	20.2	107.9	0.9
BBB	24.6	133.1	1.0	23.7	141.4	1.3
	___________	___________	___________	___________	___________	___________
Total investment grade			3.2			4.3

BB	14.6	34.1	0.2	17.2	49.4	0.5
B	9.7	16.8	0.2	15.1	41.3	0.4
CCC	11.7	32.9	0.2	14.5	42.1	0.4
	___________	___________	___________	___________	___________	___________
Total sub-investment grade			0.6			1.3

Equity	n/a	n/a	0.2	n/a	n/a	0.5
	___________	___________	___________	___________	___________	___________
Total exposure (1)			4.0			6.1
	___________	___________	___________	___________	___________	___________

(1) Total exposure of £4.0bn is £1.5bn lower than total assets. This results mainly from the exposure amounts including amounts due from leasing counterparties rather than the asset value of leasing businesses and the small exposure in respect of the Newark Junior note rather than the assets held within the structure.

(2) In some instances there are now less than 5 individual counterparties. In these cases, a true average is reported, which results in an apparent disconnect between the average of the Top 5 and the total exposure.

Note: Equity exposures included a small balance in respect of the Newark junior note are included in debt securities analysis in Section 3.2.8.

Total exposures reduced by £2.1bn to £4.0bn since December 2003. There continues to be exposure reductions across all ratings, with notable reductions in asset-backed securities, finance leasing, project finance and infrastructure finance.

Sub-investment grade exposures were reduced by £0.7bn. The most significant movements were in project finance and asset-backed securities, including aircraft asset backed securities.

The majority of the remaining private equity portfolio was sold in the first half of 2004.

AAA, AA and A grade by exposure type

	At 30 June 2004		At 31 December 2003
	Average of Top 5 exposures (1)	Total exposure	Average of Top 5 exposures (1)	Total exposure
	£ m	£ bn	£ m	£ bn
	___________	___________	___________	___________
Banks and Financial Institutions	174.7	1.5	181.8	1.7
Sovereign	109.1	0.1	128.2	0.3
Corporates	60.5	0.4	95.3	0.6
Asset Finance	34.9	0.2	52.9	0.3
ABS / MBS	9.8	-	14.8	0.1
	___________	___________	___________	___________
Total exposure		2.2		3.0
	___________	___________	___________	___________

(1) In some instances there are now less than 5 individual counterparties. In these cases, a true average is reported, which results in an apparent disconnect between the average of the Top 5 and the total exposure.

Exposure to AAA to A graded investments fell by 27% to £2.2bn (December 2003: £3.0bn). The most significant change was in finance leasing due to the sale of a number of large exposures. This has caused a reduction in exposures for corporates and banks and financial institutions.

BBB grade by exposure type

	At 30 June 2004			At 31 December 2003
	Specific provisions	Average of Top 5 exposures (1)	Total exposure	Specific provisions	Average of Top 5 exposures (1)	Total exposure
	£ m	£ m	£ bn	£ m	£ m	£ bn
	___________	___________	___________	___________	___________	___________
Banks and Financial Institutions	-	-	-	-	0.1	-
Corporates	-	2.4	-	-	10.1	0.1
Asset Finance	-	133.1	1.0	-	141.4	1.2
ABS / MBS	-	44.5	-	-	9.9	-
	___________	___________	___________	___________	___________	___________
Total exposure	-		1.0	-		1.3
	___________	___________	___________	___________	___________	___________

(1) In some instances there are now less than 5 individual counterparties. In these cases, a true average is reported, which results in an apparent disconnect between the average of the Top 5 and the total exposure.

Exposures to BBB-graded investments fell by 23% to £1.0bn (December 2003: £ 1.3bn) during the first 6 months of 2004. This reduction has been driven primarily by sales of asset finance assets, predominantly project and infrastructure finance.

Credit exposures by sector

At 30 June 2004	Specific Provisions	Average of Top 5 exposures	Investment Grade	Sub- Investment Grade	Total (net of provisions)
	£ m	£ m	£ bn	£ bn	£ bn
	___________	___________	___________	___________	___________
Banks and Financial Institutions	-	174.7	1.5	-	1.5
Sovereign	-	109.1	0.1	-	0.1
Corporates:
- Utilities, energy & natural resources	-	69.4	0.3	-	0.3
- Aero, defence & airlines	-	13.8	-	0.1	0.1
- Manufacturing & transport	-	3.0	-	-	-
- Other	-	25.6	0.1	-	0.1
Asset Finance:
- Project Finance	78	22.9	-	0.2	0.2
- Property	3	41.3	0.2	-	0.2
- Infrastructure Finance	29	53.7	0.3	0.1	0.4
- Operating Leasing	-	127.3	0.7	0.2	0.9
ABS/MBS:
- Asset / Mortgage Backed	9	20.1	-	-	-
- CDOs	8	-	-	-	-
	___________	___________	___________	___________	___________
Credit exposure	127		3.2	0.6	3.8
	___________	___________	___________	___________	___________
Equity-related (excl. undrawns)	80 (1)		-	0.2	0.2
	___________	___________	___________	___________	___________
Total exposure	207		3.2	0.8	4.0
	___________	___________	___________	___________	___________

At 31 December 2003	Specific Provisions	Average of Top 5 exposures	Investment Grade	Sub- Investment Grade	Total (net of provisions)
	£ m	£ m	£ bn	£ bn	£ bn
	___________	___________	___________	___________	___________
Banks and Financial Institutions	-	181.8	1.7	-	1.7
Sovereign	-	128.2	0.3	-	0.3
Corporates:
- Utilities, energy & natural resources	-	64.0	0.3	-	0.3
- Aero, defence & airlines	-	20.6	-	0.1	0.1
- Manufacturing & transport	-	56.9	0.3	0.1	0.4
- Other	-	25.5	0.1	-	0.1
Asset Finance:
- Project Finance	155	43.4	0.1	0.6	0.7
- Property	3	45.7	0.2	0.1	0.3
- Infrastructure Finance	22	63.7	0.5	0.1	0.6
- Operating Leasing	-	132.8	0.7	0.1	0.8
ABS/MBS:
- Asset / Mortgage Backed	80	42.5	0.1	0.2	0.3
- CDOs	8	8.8	-	-	-
	___________	___________	___________	___________	___________
Credit exposure	268		4.3	1.3	5.6
	___________	___________	___________	___________	___________
Equity related (excl. undrawns)	331	(1)	-	0.5	0.5
	___________	___________	___________	___________	___________
Total exposure	599		4.3	1.8	6.1
	___________	___________	___________	___________	___________

(1) Balance includes £75m (December 2003: £69m) specific provisions relating to the Newark collateralised bond obligations.

Additional sector analysis

Aircraft	At 30 June 2004 £ m	At 31 December 2003 £ m
	___________	___________
IEM	108	174
Asset backed securities (ABS)	-	183
Other (including operating leases)	80	82
	___________	___________
	188	439
	___________	___________

Overall, aircraft exposures (net of provisions) fell by 57% to £188m. IEM Aircraft exposures fell from £174m to £108m as a result of aircraft sales. All remaining Aircraft ABS exposures have been disposed of during the first 6 months of 2004.

The IEM and Other credit exposures above represent a credit exposure relating to the unexpired portion of the current leases. The IEM leases are represented in the balance sheet at a net book value of £275m.

US and UK power lending	At 30 June 2004 £ m	At 31 December 2003 £ m
	___________	___________
UK	32	221
US	127	350
	___________	___________
	159	571
	___________	___________
Of which:

Power projects lending on credit watch	120	360
	___________	___________

Within the Project Finance portfolio, exposure to Power projects fell by 72% to £159m (December 2003: £571m). This included a 86% fall in UK exposure and a 64% fall in US power exposure.

Credit exposures by region

At 30 June 2004	Investment Grade	Sub-investment Grade	Total
	£ bn	£ bn	£ bn
	___________	___________	___________
Europe	2.5	0.5	3.0
North America	0.6	0.2	0.8
Asia-Pacific	0.1	-	0.1
Latin America	-	0.1	0.1
	___________	___________	___________
Total exposure	3.2	0.8	4.0
	___________	___________	___________

At 31 December 2003	Investment Grade	Sub-investment Grade	Total
	£ bn	£ bn	£ bn
	___________	___________	___________
Europe	3.4	1.0	4.4
North America	0.8	0.6	1.4
Asia-Pacific	0.1	0.1	0.2
Latin America	-	0.1	0.1
	___________	___________	___________
Total exposure	4.3	1.8	6.1
	___________	___________	___________

The majority of the £2.1bn fall in exposure during 2004 occurred in European (£1.4bn) and North American (£0.6bn) exposures. The fall in North American exposure is due to sales of project finance and asset-backed securities, predominantly aircraft asset-backed securities. The movement in European credit exposures is related to sales of finance lease assets, project finance and asset-backed securities.

Sub-investment grade credit exposure

	At 30 June 2004			At 31 December 2003
	Specific provisions	Average of Top 5 exposures (1)	Total exposure	Specific provisions	Average of Top 5 exposures (1)	Total exposure
	£ m	£ m	£ bn	£ m	£ m	£ bn
	___________	___________	___________	___________	___________	___________
Corporates	-	16.4	0.1	-	37.0	0.2
Asset Finance	110	37.3	0.5	180	49.0	0.9
ABS / MBS	17	-	-	88	40.5	0.2
	___________	___________	___________	___________	___________	___________
Credit exposure	127		0.6	268		1.3
	___________	___________	___________	___________	___________	___________
High yield	75		0.1	69		0.1
Private equity (excluding undrawn)	5		0.1	262		0.4
	___________	___________	___________	___________	___________	___________
Total exposure	207		0.8	599		1.8
	___________	___________	___________	___________	___________	___________

(1) In some instances there are now less than 5 individual counterparties. In these cases, a true average is reported, which results in an apparent disconnect between the average of the Top 5 and the total exposure.

Sub-investment grade exposures fell 56% to £0.8bn. This was primarily driven by a £0.4bn reduction in Asset Finance, a £0.2bn reduction in Asset Backed Securities and a £0.3bn reduction in Private Equity.

3.2.8: High yield securities

	At 30 June 2004 £ bn	At 31 December 2003 £ bn
	___________	___________
Opening asset balance (net of provisions)	0.7	0.8
Less:
Asset disposals (net ofprovisions)	(0.2)	(0.1)
	___________	___________
High yield securities assets	0.5	0.7

Amount covered by credit protection through the Collateralised Bond Obligation	(0.4)	(0.6)
	___________	___________
High yield securities exposure	0.1	0.1
	___________	___________

The net exposure to the Junior Note of the Newark collateralised bond obligation is £24m. Depending on portfolio performance, Abbey remains liable to extra margin contribution of up to £41m in respect of Newark.

3.3: Motor Finance and Litigation Funding

	At 30 June 2004		At 31 December 2003
	Assets £ bn	RWAs £ bn	Assets £ bn	RWAs £ bn
	___________	___________	___________	___________
Motor Finance and Litigation Funding (1)	1.3	1.4	2.1	2.4
	___________	___________	___________	___________
Total Motor Finance and Litigation Funding	1.3	1.4	2.1	2.4
	___________	___________	___________	___________

(1) Motor Finance and Litigation Funding RWAs exceed the value of assets due to the regulatory treatment of the joint venture with Peugeot, whereby 100% of assets are included for regulatory purposes.

Motor Finance is closed to new business, with further reductions in asset balances expected over the next two years.

The loss for the period of £(36)m relates predominantly to additional provisioning required in Litigation Funding as part of the wind down process.

There remains a risk of further provisioning in this business, dependent on credit recovery developments.

3.4: International life assurance businesses

	6 months to 30 June 2004 £ m	6 months to 31 December 2003 £ m	6 months to 30 June 2003 £ m
	___________	___________	___________
Profit / (loss) before tax	1	7	(33)
Embedded value asset	105	192	217
New business premiums	2	63	163
	___________	___________	___________

On 1 January 2004, Scottish Provident International was transferred into the ongoing Personal Financial Services (PFS) business following the decision to retain the business as an integral part of the offering. The 2003 results have not been restated for the transfer, though the business accounted for £8m of profit, £71m of the embedded value asset and £57m of the new business reflected above. The Dublin based international life assurance businesses remain in the PBU, with a profit before tax in Scottish Mutual International of £1m (Half 1 2003: loss £(10)m, Half 2 2003 loss £(3)m) improving due to the 2003 result being impacted by non-recurring rationalisation costs.

3.5: European Operations, and other

	6 months to 30 June 2004 £ m	6 months to 31 December 2003 £ m	6 months to 30 June 2003 £ m
	___________	___________	___________
Profit / (loss) before tax:
- Abbey National Bank Italy	1	52	2
- Abbey National France	1	2	6
- Other	(9)	(33)	(3)
	___________	___________	___________
(Loss) / profit before tax	(7)	21	5
	___________	___________	___________
	At 30 June 2004 £ bn	At 31 December 2003 £ bn	At 30 June 2003 £ bn
Total assets:	___________	___________	___________
- Abbey National Bank Italy	-	-	2.6
- Abbey National France	1.5	1.8	1.5
- Other	-	0.1	-
	___________	___________	___________
Total assets	1.5	1.9	4.1
	___________	___________	___________

The profit of Abbey National Bank Italy of £52m in December 2003 principally reflects the profit on sale to Unicredito Italiano SpA on 31 December 2003. The sale of Royal Saint Georges Banque was completed in the first half of 2004. The remaining assets relate to Abbey National France, which continues to trade profitably. The 'other' loss in the prior period represents further product related provisioning, combined with costs incurred in closing certain other small businesses.

4. CAPITAL DISCLOSURES

4.1: Group capital
	At 30 June 2004	At 31 December 2003	At 30 June 2003
Balance Sheet:	£ m	£ m	£ m
	___________	___________	___________
Distributable reserves and shareholders' funds	5,073	4,961	5,905
Life assurance reserves - non-distributable	334	353	115
Less: Goodwill recognised (1)	(1,065)	(1,068)	(1,001)
	___________	___________	___________
Equity Tier 1	4,342	4,246	5,019
Tier 1 capital instruments	1,946	1,957	2,159
	___________	___________	___________
Total Tier 1 capital	6,288	6,203	7,178

Undated subordinated debt	2,718	2,976	3,054
Dated subordinated debt	2,410	2,513	2,737
General provisions and other	504	531	435
	___________	___________	___________
Total Tier 2 capital	5,632	6,020	6,226

Less:
PFS: Investments in life assurance businesses	(3,543)	(3,521)	(3,611)
PFS: Non-life assurance businesses	(134)	(93)	(170)
PBU	(456)	(476)	(572)
	___________	___________	___________
Total supervisory deductions	(4,133)	(4,090)	(4,353)
	___________	___________	___________
Total regulatory capital	7,787	8,133	9,051
	___________	___________	___________
Risk Weighted Assets:

Personal Financial Services	51,638	52,158	48,291
Portfolio Business Unit	5,931	8,997	17,651
	___________	___________	___________
Total Abbey risk weighted assets	57,569	61,155	65,942
	___________	___________	___________
Banking book	52,872	55,873	60,150
Trading book	4,697	5,282	5,792
	___________	___________	___________
Total Abbey risk weighted assets	57,569	61,155	65,942
	___________	___________	___________
Capital ratios:

Risk asset ratio (%)	13.5%	13.3%	13.7%
Tier 1 ratio (%)	10.9%	10.1%	10.9%
Equity Tier 1 ratio (%)	7.5%	6.9%	7.6%
Banking equity Tier 1 ratio (%)	5.0%	4.7%	5.3%
	___________	___________	___________

(1) Goodwill recognised in the table above of £1,065m differs to that quoted on a statutory basis of £946m, largely as it is deducted from Tier 1 in full on acquisition, whilst the statutory treatment is to amortise the charge over a number of years. The main driver of the decrease since December 2003 was the disposal of Royal Saint Georges Banque.

Balance Sheet

At 30 June 2004, the Equity Tier 1 ratio and the risk asset ratio were 7.5% and 13.5% respectively. The increase in the Equity Tier 1 ratio was primarily due to the reduction in Portfolio Business Unit (PBU) risk weighted assets.

Tier 1 capital increased by £85m to £6,288m, driven by the equity generated from full year 2003 scrip elections and the return to profit on a group basis, partly offset by the declaration of the interim dividend. Tier 1 capital includes a £334m non-distributable reserve, representing income from long-term assurance businesses recognised in the profit and loss account, but not distributed by the long-term assurance funds.

The decrease in Tier 2 capital of £388m was principally due to two subordinated debt issues being called in April (7% $250m issue) and June (7.25% $150m issue) respectively. The successful reduction in size of the PBU provides sufficient funding flexibility to not require replacement of these issues, resulting in a saving of approximately £3m of interest payments in 2004 and c£6m in future years.

Supervisory deductions primarily represent capital invested in non-banking businesses, mainly the equity investment and retained earnings in life assurance and insurance companies. The £43m increase in the six months largely reflects the life assurance profit after tax including £24m of embedded value charges and rebasing and the unwind of special purpose vehicles in the PBU.

Risk weighted assets (RWAs)

Personal Financial Services RWAs were £520m lower than at 31 December 2003. This principally reflects growth in the mortgage asset (net of securitisations) of approximately. £300m, being more than offset by a £875m decrease relating to the sale of the Abbey Business asset and leasing companies in June.

RWAs in the Portfolio Business Unit have decreased by £3.1bn reflecting the continued asset disposals process.

Reconciliation of Equity Tier 1

	£ m	%
	___________	___________
Equity Tier 1 At 1 January 2004		6.9

Equity impacts:
- Profit after tax (1)	215	+0.4
- Dividends and other (2)	(119)	-0.2
	___________	___________
	96	+0.2
Risk weighted asset impacts:
- Personal Financial Services asset growth (excl. securitisation)	1,655	-0.2
- Securitisation (net of roll-offs)	(1,300)	+0.1
- PFS business sales	(875)	+0.1
- PBU business and asset sales	(3,066)	+0.4
	___________	___________
	(3,586)	+0.4
		___________
Equity Tier 1 At 30 June 2004		7.5
		___________

(1) Profit after tax for regulatory capital purposes differs from the statutory figures for a number of reasons. Firstly, it excludes goodwill amortisation, as goodwill is deducted from Tier 1 in full on acquisition. Secondly, the regulatory group structure excludes certain non-banking entities, resulting in a slightly different tax charge to that for the statutory group.

(2) Dividends and other include the net impact of ordinary dividends, preference dividends, scrip dividends and movements in minority interests (including joint ventures).

Potential impact of life assurance on Equity Tier 1

The following analysis illustrates the impact on Abbey's equity Tier 1 ratio assuming the capital invested in the Long-Term Assurance business (per supervisory deductions) were supported by Group capital in the same proportion as its banking businesses (c.36% equity) - rather than being treated as a deduction from total capital as required by current FSA regulations.

	Balance Sheet £ m	Equity Tier 1%
	___________	___________
Equity Tier 1 as reported	4,342	7.5%

Less:
Illustrative equity funded element of life assurance investment (1)	(1,424)	(2.5)%
	___________	___________
Banking Equity Tier 1 ratio	2,918	5.0%
	___________	___________

(1) Calculated based on the total capital invested in the life assurance businesses of £3,910m.

The banking equity Tier 1 ratio increased to 5.0% (December 2003: 4.7%), primarily driven by the movements in Tier 1 capital and risk weighted assets and deductions noted above.

Portfolio Business Unit (PBU) - notional equity release

At June 2004	Assets £ bn	RWAs £ bn
	___________	___________
Balance at 31 December 2002	60.0	32.7
Balance at 30 June 2004	8.3	5.9
	___________	___________
Movement	51.7	26.8

Gross notional equity release @ equity Tier 1 ratio of 6.4% (1)		1.7

Plus: Impact of First National sale (2)		0.2
Less: Other PBU losses after tax (@ 19.2%) (3)		(0.7)
	___________	___________
Net notional equity release		1.2
	___________	___________

(1) Abbey reported equity Tier 1 ratio at 31 December 2002

(2) Represents goodwill no longer deducted from capital.

(3) The blended effective tax rate for the 18 months to 30 June 2004 for the PBU is 19.2%.

The table above provides an indicative calculation of the equity released to the centre through the PBU wind-down process.

The cumulative equity release is estimated at £1.2bn. Asset disposals in the first 6 months of 2004 have been at prices broadly in line with written down values, and together with the impact of risk weighted asset reduction resulted in a further £0.2bn equity release.

The position as regards the residual debt security and loan portfolios is contained in the mark to market disclosures in sections 3.2.4 and 3.2.5 respectively. In addition, the capital release does not reflect potential gains or losses from Porterbrook and the French mortgage business, but is after provisions against the remaining aircraft leasing positions, where book value has been reduced down to management's estimate of realisable value in current market conditions.

4.2: Life assurance capital - existing statutory basis

Value of long-term assurance business

	At 30 June 2004	At 31 December 2003
	£ m	£ m
	___________	___________
Discounted value of future profits	1,286	1,171
Net assets held by long-term assurance funds	949	1,101
	___________	___________
Embedded value of the long-term assurance business	2,235	2,272

Contingent loans to Scottish Provident's with profits sub fund	638	618
	___________	___________
Total value of long-term assurance business	2,873	2,890

Contingent loan to Scottish Mutual	591	575
Other net assets of shareholder's funds	446	427
	___________	___________
Total invested in Life Assurance businesses	3,910	3,892
	___________	___________

The discounted value of future profits (DVFP) represents the present value of the surplus expected to emerge in the future from the business in-force. The increase in DVFP since December 2003 of £115m to £1,286m was mainly driven by the growth in new business sales in Scottish Provident partly offset by policy maturities and stronger levels of surrenders following recent negative news flow.

Net assets of the shareholders interest in the long-term business fund of £949m were £152m below the December 2003 level, impacted by the transfer of funds to the shareholder fund.

The Scottish Provident contingent loan was created as part of the de-mutualisation scheme, though it effectively represents the DVFP of the non-profit business fund. However, the repayment of the loan flows through the with profit sub-fund, and is therefore subject to its statutory solvency requirements. The increase in balance to £638m (December 2003: £618m) represents the accrual of interest on the loan for the six months.

The contingent loan to Scottish Mutual was originally created to provide statutory solvency support for the with profit business. The value of the contingent loan has increased by the value of interest accrued in the six months to £591m.

Other net assets of the shareholders funds have remained broadly flat at £446m.

A reconciliation between the opening and closing embedded value of the long-term assurance business is as follows:

Movements in embedded value of the long-term assurance business	£ m
___________
Opening value as at 1 January	2,272

Transfers (to) / from shareholders' funds	(29)

Increase in value of the long-term assurance business before tax	53
Tax on increase in value of the long-term assurance business	(42)
___________
Increase in value of the long-term assurance business after tax	11
Capital injections from Abbey	-
Dividends paid to Abbey	(19)
___________
Closing value as at 30 June 2004	2,235
___________

Life assurance cash flows

	At 30 June 2004	At 31 December 2003
	£ m	£ m
	___________	___________
Injections made	3	343
Dividends paid to Group	(21)	(181)
	___________	___________
Net cash flows from Group	(18)	162
	___________	___________

Intercompany flows to and from Group incurred during the general course of business, such as interest, centrally based IT services and sales commissions for branch-based products, are excluded from the table above.

During the first six months of 2004, capital injections into the life assurance businesses were minimal, while £21m of dividends was paid to the Group.

Estimated life assurance ratios

	At 30 June 2004			At 31 December 2003 (1)
	ANL	SMA	SP	ANL	SMA	SP
	%	%	%	%	%	%
	___________	___________	___________	___________	___________	___________
Free asset ratio	8.9	2.5	6.2	4.6	2.3	4.7
Solvency ratio
295

167

278

189

165

233

	___________	___________	___________	___________	___________	___________

(1) The solvency ratios for December 2003 have been restated to reflect the final position based on returns to the Financial Services Authority.

Reconciliation of movements in solvency ratios

	As at 30 June 2004
	ANL	SMA	SP
	%	%	%
	___________	___________	___________
Opening solvency ratio	189	165	233

Impacted by:
- New business written	-12	-17	-
- Net capital injections	-22	-	-
- Market movements	-	-7	-
- Change in reserving requirements	+140	+26	+45
	___________	___________	___________
Closing solvency ratio	295	167	278
	___________	___________	___________

The increase in the solvency ratio for Abbey National Life to 295% (December 2003: 189%) results from a switch of assets deemed as inadmissible at the end of 2003 into admissible (as allowed by the FSA), a lower resilience reserve requirement, profit arising from subsidiaries and a lower required minimum margin. This has been partly offset by the impact of new business strain and the payment of a dividend paid back to Abbey.

Scottish Mutual's solvency ratio has increased slightly to 167%. New protection business has created a strain on the fund over the period, with the profit from the back book and a reduction in the required minimum margin largely offsetting.

Scottish Provident has increased its solvency to 278% with a small positive due to movements in assets and liabilities, profit from the back book and the positive impact on statutory reserves of reassuring immediate annuity business.

4.3: Life assurance capital - pro-forma new CP 195 basis (1)

Value of long-term assurance business

In July, Abbey announced the completion of its review of Scottish Mutual's and Scottish Provident's with profit funds. This review included an assessment of the capital requirements and the ongoing management of the funds. In summary the result of this review and subsequent agreement with the FSA was as follows:

> on a pro-forma basis, both with profit funds are in balance on a realistic basis as calculated under proposed FSA regulations;

> no incremental capital or adverse profit impact over and above that already reported;

> both the Scottish Mutual and Scottish Provident contingent loans have been repaid;

> a significant non-refundable contribution to the Scottish Mutual with profit funds made, offset by a release of provisions previously raised;

> shareholders to provide an amount of the risk based capital - to be held outside of the with profit funds; and

> the hedging programme extended and moved into the with profit funds to allow them to stand independently and make them more secure for all policyholders.

The table below details on a pro-forma basis, the impact of the review in terms of the total amount of capital invested in the life assurance businesses. The recently issued policy statement 04/16 has not been reflected in this section, but it is not expected to have a material impact on the position.

	At 30 June 2004	At 31 December 2003
	£ m	£ m
	___________	___________
Discounted value of future profits (DVFP)	1,717	1,605
Net assets held by long-term business funds	1,087	1,236
	___________	___________
Embedded value of the long-term assurance business	2,804	2,841

Net assets held by the shareholder's funds	1,106	1,051
	___________	___________
Total invested in Life Assurance businesses	3,910	3,892
	___________	___________

Contingent loans of £1,229m within Scottish Mutual (£591m) and Scottish Provident (£638m) have been repaid and restructured with:

> a DVFP in Scottish Provident of £431m;

> an increase in net assets held in the long-term business fund of £138m; and

> an increase of £660m in net assets of the shareholder's funds.

Split of invested shareholder capital

6 months to 30 June 2004
£ m
___________
Closed with profits business	979
Ongoing businesses	1,483
Unallocated Long-Term Business Fund (LTBF)	237
Unallocated Shareholder Fund (SHF)	1,106
___________
Total PFS	3,805

Total PBU	105
___________
Total life assurance	3,910
___________

(1) This analysis is a pro-forma calculation provided for illustrative purposes only

Closed with profit business

> the total capital invested in the closed with profit businesses of £979m comprises £485m of DVFP and £494m of regulatory capital.

> the regulatory capital is based on the higher of Pillar 1 and Pillar 2 methodology. The regulatory capital relating to Scottish Mutual based on Pillar 1 comprises £369m and for Scottish Provident, based on Pillar 2 amounts to £125m.

Ongoing businesses

> the ongoing business has a total of £1,483m of shareholder capital invested in it. This comprises £1,232m of DVFP and £251m of regulatory capital.

> the amount of regulatory capital has been estimated based on a percentage of reserves and is provided for illustrative purposes only.

Unallocated LTBF

> the unallocated LTBF of £237m represents all remaining net assets in the long-term business fund after taking into account the regulatory capital requirements of the ongoing business and closed with profit funds held principally in cash and bond.

> a proportion £56m of this unallocated capital is currently earmarked for statutory support of the Scottish Mutual with profit fund (based on current regulations), though we anticipate this will not be necessary upon implementation of CP 195 on 1 January 2005.

Unallocated SHF

The amount of £1,106m represents the net assets held in the shareholder fund, held principally in cash and bond.

PBU

The amount of £105m above relates the whole investment in Scottish Mutual International.

Regulatory capital - realistic basis

	6 months to 30 June 2004
	SMA	SP
	£ m	£ m
	___________	___________
Risk based capital	250	125
Risk capital margin	225	108

Coverage per CP 195	115%	116%
Coverage per ABI	325%	430%
	___________	___________

The coverage ratios calculated under the ABI guidance is less stringent than the FSA basis as it does not include a lapse stress test.

5: ACCOUNTING AND REGULATORY CHANGE

5.1: Potential impact of International Accounting Standards (IAS)

Abbey, in line with all companies listed on exchanges in the European Union (EU), will be required to prepare its financial statements in accordance with IAS from 1 January 2005. Some of the standards applying from 1 January 2005 represent a significant change from UK GAAP. At this stage the key remaining uncertainties relate to:

> the interpretation of the Insurance standard (IFRS 4); and

> whether the European Union adopts IAS standards on financial instruments (IAS 32 and 39).

IAS requires the use of fair values to a far greater extent than before, particularly in relation to financial instruments and pensions. This is likely to create greater volatility in reported results and have an associated impact on other financial measures.

A broad discussion of the main areas of IAS impact was provided in the 2003 Annual Report and Accounts. The following sections provide a more detailed discussion of the areas of greatest sensitivity to Abbey, albeit in an environment of continuing uncertainty.

Key dates / process:

A companywide project with the objective of ensuring full compliance with IAS in 2005 is now in the implementation phase. Significant deliverables include making the necessary changes to reporting systems to enable compliance with IAS, identifying all required changes to accounting policies and ensuring the resultant solutions are optimal from a business and financial perspective.

It is expected that the Financial Services Authority (FSA) will use IAS as the start point for calculating regulatory capital, with some adjustments as necessary. A consultation paper is expected in Q3 2004, prior to a final approach being published in Q4 2004. The Inland Revenue is adopting a similar approach, and is currently finalising its guidance. It is presently unclear whether IAS statutory figures will be the start point for Bank of England statistical reporting purposes but this is expected to be finalised in Q4 2004.

There remains some doubt as to whether the EU will ratify IAS 39, due to there being some opposition to specific requirements on cash flow hedging and hedging of core deposits. Abbey is monitoring these developments and will consider its position once the position of the EU is known.

Whilst it is a long-term goal of the IASB (International Accounting Standards Board) and its American counterpart, the FASB, to achieve convergence between IAS and US GAAP, this situation is unlikely to change in the short to medium term. However, the accounting standard convergence project being jointly undertaken by the IASB and FASB is likely to reduce these differences over time.

Key implementation dates are:

Q4 2004:	Regulatory and fiscal treatment of IAS finalised (with exception of life insurance companies)
1 January 2005:	IAS effective across the EU, and certain other jurisdictions such as Australia
June 2005:	Exposure draft on Insurance Contracts (Phase II) due to be released by the IASB
July 2005:	Interim financial statements produced in accordance with IAS
February 2006:	2005 annual financial statements produced in accordance with IAS
2007	Adoption of Phase II of the new insurance standard, succeeding IFRS4

5.1.1: Life assurance

Description:

Current Abbey financial statements include the embedded values of our life businesses on the balance sheet, thus recognising the discounted value of future profits (DVFP). The Phase II IAS standard for Insurance (IFRS 4) was released in March 2004, prior to an exposure draft of the comprehensive standard (Phase II) to be issued in June 2005. Contracts that are largely investment in nature (i.e. do not contain significant insurance risk) will now be accounted for as financial instruments under IAS 39. The split between insurance and investment products is being finalised in the light of the guidance in IFRS 4, and industry consensus on detailed interpretation questions is only now beginning to emerge. The classification of contracts which have an option to switch into with profits funds is open to interpretation and this could have a significant impact as investment contracts deemed to have a discretionary participation feature would not be subject to the full impact of IAS 39.

Whilst DVFP will no longer be recognised in respect of products classified as investment contracts, companies may recognise particular deferred acquisition costs (DAC). However, the acquisition costs that are deferrable under IAS are restricted. Consequently, the DAC asset recognised under IAS will be significantly lower than DVFP currently reported. In addition, actuarial liabilities relating to investment contracts will be replaced by current unit values for unitised business and the fair value of options and guarantees where applicable. IFRS 4 and IAS 39 also contain loss recognition tests. Under IFRS 4, these ensure that estimated future cash flows are sufficient to cover liabilities net of any DVFP and other intangible assets. IAS 39 tests that the fair value of liabilities held are at least as great as the surrender value of the contracts; this is sometimes referred to as the deposit floor test.

More significant in the current year are UK Accounting Standards Board (ASB) proposals on Life Assurance Accounting. The ASB was tasked by HM Treasury to respond to criticisms of the financial reporting by Life Assurance companies contained in the Penrose report into Equitable Life. An Exposure Draft (FRED 34) was issued on 21 July 2004, to be followed by publication of the final standard in November and implementation for accounting periods ending on or after 23 December 2004. Implementation of the ASB proposals in their current form might therefore apply to full year 2004 reporting.

Key proposals within the Exposure Draft include a requirement to use realistic liabilities for the UK with profits business and options and guarantees will be at fair value. In addition, the Exposure Draft also includes amendments to embedded value for bancassurers such as Abbey which could potentially disallow within DVFP the recognition of future investment margins and any value attributed to the contractual rights to future investment management fees that exceeds their fair value as implied by a comparison with current fees charged by other market participants for similar services. This analysis is based on current interpretation of guidance. This view will develop as Abbey's IAS implementation programme progresses through the rest of 2004 and as industry consensus develops.

Timescales:

IFRS 4, Insurance Contracts (Phase I), will be implemented from 1 January 2005.

The IASB started work on the Phase II project in May 2004 with the aim of completing an exposure draft by June 2005, for adoption in 2007. This will re-examine, from basics, the fair value model for insurance contracts and is aiming for a consistent basis of reporting for insurance contracts for both insurance companies and bancassurers. It is anticipated that fair value will be based upon discounted cash flow techniques, although issues remain over which cash flows should be included and how the margin should be adjusted for risk.

Impacts:

Profit and loss account

Under IFRS4, insurance contracts will continue to be accounted for on an embedded value basis.

Under IAS39, earnings on investment products will be recognised on an accruals basis, with a deferred acquisition cost (DAC) asset amortised over the life of the product. This is likely to reduce profits from new business in the year in which it is written, as the DVFP of new business is replaced by earnings on an accruals basis, with limited acquisition costs deferred. However, there will be an offset in terms of an increase in earnings from the in-force book, which will be reflected on an accruals basis, with the amortisation of the DAC asset. This compares to the unwind of the discount rate on DVFP under embedded value accounting.

Equity

Overall, there will be a reduction in equity on initial adoption as the DVFP on investment products recognised on writing new business is reversed out, and replaced by a smaller DAC asset.

Capital

It is anticipated that impacts on the financial statements will be reflected in Abbey's regulatory capital ratios.

5.1.2: Pensions

Description:

IAS19, Employee Benefits, is broadly consistent with the current FRS 17 standard with pension fund asset valuation based on current market values and the actual asset mix. The liabilities of pension schemes will continue to be based on regular actuarial valuations, discounted to present value at the prevailing long term AA Corporate Bond return.

The profit and loss will be split between an operating profits charge and the net charge/credit to finance income. The operating profits charge mainly consists of current and past service costs, which are the change in the present value of the defined benefit obligation resulting from the employee's service in the current and prior period, respectively. The charge/credit to finance income is the net of the expected return on the pensions scheme assets and the unwind of the discount on the pension scheme liabilities. Actuarial gains or losses, i.e. movements in the surplus/deficit, are recognised in full through a separate statement of total recognised income and expense (akin to the current Statement of Total Recognised Gains and Losses).

Timescales:

Full implementation from 1 January 2005.

Impacts:

Profit and loss account

As with FRS17, the pension charge is slightly higher than the present SSAP24, Accounting for Pension Costs, charge due to the IAS requirement to discount liabilities at the prevailing long-term AA Corporate Bond return, rather than an actuarially determined discount rate per SSAP 24.

Equity

This depends to a large extent on market conditions and will result in greater balance sheet volatility. On initial adoption, any deficit (or surplus) in the pension schemes will be charged (credited) to equity.

Capital

The FSA has not yet produced definitive guidance on what form the regulatory capital adjustment for the pension fund deficit will be. However, current understanding is that a deduction may be made to equity equivalent to five years of pension fund deficit amortisation, replacing the impact of the accounting treatment noted above.

5.1.3: Other issues affecting financial services

Whilst, in total, the following IAS changes will impact Abbey's financial statements, individually they are not expected to be material.

Hedge accounting

IAS39 requires derivatives to be recognised at fair value, with changes in the valuation impacting the profit and loss account and potentially resulting in significant earnings volatility. Hedge accounting permissibility is much more restricted under IAS39 than at present under UK GAAP.

Abbey's business model is being redesigned to maximise the natural offsets between assets and liabilities and compliant hedging strategies are being developed wherever possible for the remainder. This aims to ensure that the overall objective of continuing to provide an economic hedge for the bank's market risk exposures. These actions should considerably reduce both the degree of equity and earnings impact, and the volatility arising from IAS39. In the absence of these changes to the business model, equity and earnings volatility could be significant.

Effective interest rate

IAS39 requires all origination fees and related costs, including prepayment penalties, to be amortised over the expected effective life of the product to which they relate. This is likely to result in an increased charge against earnings due to: (i) Spreading introducer commissions over a shorter period under IAS, and amortisation of these costs which were not spread prior to 2002; and (ii) High loan-to-value fees being spread over a shorter period under IAS.

Software capitalisation

IAS38 requires the capitalisation of certain expenditure relating to software development costs, resulting in a small Increase in equity on initial adoption due to a higher capitalised assets but little impact on income.

Abbey Financial Markets

Little impact anticipated as the Abbey Financial Markets business is already largely accounted for on a mark to market basis, although there are some changes to detailed valuation rules. PBU assets are expected to be minimal by the 2005, although IAS could impact Porterbrook as noted below.

Assets leased to customers

IAS 16 and IAS17 requirements in respect of the depreciation of operating lease assets appear similar to UK GAAP. Abbey's current depreciation method results in a constant reported return on assets through the life of the lease. Whilst there is still debate around the methodology to be adopted, changing to a new depreciation method would reduce earnings in the early years of the life of the operating lease, with increased earnings in later years. This allocation of earnings to later years would result in a reduction in equity on initial adoption. In particular, this would impact the recognition of earnings from the operating leasing businesses, primarily Porterbrook.

Preference shares

Under IAS 32, the classification of preference shares and certain other Tier 1 capital instruments will change from equity to liabilities. Consequently, coupon payments will move from appropriation of profit to interest payable, impacting profit before tax by the same amount but with no EPS impact.

Provisions

IAS39 eliminates general provisions, and replaces them with a portfolio level provision, the level of which is determined using an incurred loss model. This is likely to result in an increase in earnings volatility, as portfolio provision levels will be more closely linked to the current economic climate at the reporting date.

Dividend

The dividend cost will be accounted for in the period incurred (i.e. paid) improving equity.

Taxation

Depends on both the final adjustments to IAS and the, as yet unknown, rules the Inland Revenue will apply. It should also be noted that life company tax is based on information in the FSA returns and not on statutory accounts. Consequently, the impact depends on the way that the returns are adapted to accommodate IAS, which is still subject to discussion by the FSA and the Inland Revenue.

Deferred taxation

Under IAS 12, deferred taxation provisioning is required in respect of assets revalued on acquisition, resulting in a reduction in equity on initial adoption.

5.2: Potential impact of Basel II Capital Accord

The new Basel Capital Accord (Basel II) is a major amendment to the international standard on regulatory capital adequacy. It will be enforced in Europe through the Capital Requirements Directive (CRD) and in the UK through the credit and operational risk chapters of the Integrated Prudential Source Book (IPSB). Basel II aligns the capital measurement framework with sound contemporary practices in banking, promotes improvements in risk management, and is intended to enhance financial stability.

The regulatory framework of Basel II is built around 3 central concepts, or pillars:

> Pillar 1 minimum capital requirements: offers three alternative methods for calculating risk weightings. The Standardised approach derives risk weightings from the external ratings of borrowers, whilst the Foundation and Advanced Internal Ratings Basis approaches place increasing emphasis on banks' internal rating and risk control systems. Capital incentives are given to evolve to the third approach. An additional charge is made for operational risk;

> Pillar 2 supervisory review process: is intended to ensure that banks have adequate capital to support all risks including risks that are not fully taken account in Pillar 1, such as interest rate risk, liquidity risk and credit concentration risk. It also encourages banks to develop and use better risk management techniques in monitoring and managing their risks;

> Pillar 3 market discipline: disclosure requirements to allow the investor community to assess a bank's risk profile under Basel II requirements.

Under the minimum capital rules of the Accord (Pillar 1) there may be potential regulatory capital savings, particularly for retail exposures. However, there are other regulatory considerations, discussed in the sections below, which could offset these potential benefits. Whilst greater clarity on the impact on Abbey's capital position is not expected until 2005, the following sections provide further explanation and build on the disclosure and commentary provided in the 2003 Annual Report and Accounts.

Key dates / process:

A major project is underway to prepare Abbey for the new requirements and is currently on schedule to do so, assuming there are no major changes to the draft proposals. The bank's strategic aim continues to be to achieve The Advanced Internal Ratings-Based Approach (AIRB) for credit risks for its material portfolios and to initially adopt the Standardised Approach for operational risks, with the aim of moving to the Advanced Measurement Approach (AMA) in due course. The Basel Committee have recently announced two implementation dates; 31 December 2006 for Standardised, Retail and Foundation Internal Ratings Based (IRB) approaches and 31 December 2007 for all advanced approaches.

Following the publication of the final accord by the Basel Committee on 26 June and a draft CRD from the EU on 14 July, the remaining key dates for the implementation of Basel II are:

Requirement to begin using AIRB models	- End 2004
The IPSB "Jumbo CP" published by the FSA	- January 2005
Application for IRB and AMA	- July 2005
EU Capital Requirements Directive finalised	- Second half 2005
Parallel Running Begins	- Beginning 2006
Implementation of Standardised, Retail and Foundation approaches	- End 2006
Implementation of Advanced approach	- End 2007

Implementation dates continue to be highly controversial in Europe and, as a compromise, the EU has given banks the option to continue under the current rules until the end of 2007. However, this may still be subject to change as the Directive is not expected to be finalised for another 12 to 18 months. HM Treasury supported by the FSA and the UK banks are still stating their preference for a single implementation date at the end of 2007.

5.2.1: Mortgage assets

Abbey's assets comprise mainly residential mortgages, personal loans and bank accounts, which will fall within the 'retail' asset class under Basel II.

Risk weights are calculated for mortgages by estimating the long-run average probability of default and loss given default from Abbey's internal data history. These parameters are then mapped to the Basel definition of default. Mortgages currently attract a 50% risk weighting (under Basel I definition) but this is expected to fall to between 10% and 30% under Basel II depending on the default assumptions used. A 10% risk weighting could result from default levels based on forecast stressed economic scenarios. A 30% risk weighting could reflect actual experience including the early 1990s recession. Abbey's central expectation is for a circa 20% risk weighting.

The securitisation proposals continue to be one of the few areas of Basel II that are still subject to a fundamental review with the treatment expected to be a capital deduction. The latest proposals indicate that the most aggressive approach would eliminate any favourable regulatory capital treatment derived from current securitisation programmes.

5.2.2: Life assurance and other capital deductions

Capital deductions are likely to continue to be calculated on the present basis, but could be deducted from Tiers 1 and 2 in equal measure, rather than from total capital. This is the approach of the Basel II Accord, but the EU CRD specifically state that this type of deduction should be deducted from total capital. However, there is potential for this to change as the CRD is still in draft form and will be not be enacted for another 12 to 18 months. This could be an area where national regulators have the flexibility to enforce deductions in a manner appropriate to their regime.

5.2.3: Operational Risk

This is a new charge with no existing equivalent. The Standardised Approach is based on gross income by business line multiplied by a factor for that business line, reflecting its relative riskiness. Abbey's operational risk charge will reflect the large proportion of gross income derived from the Retail business line, which is the least risky and attracts the lowest beta.. Abbey estimate that the capital charge for operational risk will increase risk weighted assets between £4.0bn and £4.5bn.

5.2.4: Calibration

The Basel Committee have reiterated that their overall objective is to broadly maintain the aggregate level of capital within the financial system. This requires the application of a single scaling factor, which could be either greater than or less than one. The current best estimate of the scaling factor using QIS 3 data is 1.06, although this is subject to change.

5.2.5: Capital floors

As with all users of the foundation and advanced IRB approach, Abbey is expected to be subject to capital floors of 90% then 80% in 2008 and 2009 respectively. For foundation and Retail IRB banks only the floor will be 95% in 2007. This will initially limit the potential benefit to a maximum of 5%, 10% and 20% of capital requirements, as they would be calculated under current rules, in years 1, 2 and 3 respectively. The Basel Committee will be prepared to keep the floor in place beyond 2009 should problems emerge in the financial system during the transitional period.

5.2.6: Other issues

Expected / Unexpected Losses

Revised proposals on the treatment of expected and unexpected losses within the internal ratings framework for credit risks have been recently issued and are currently being reviewed.

Abbey anticipates that whilst the exclusion of expected losses from the IRB framework will increase the level of Tier 1 capital. However, this will be offset by a corresponding reduction in Tier 2 due to the exclusion of general provisions. The net effect will be to leave the overall capital adequacy position unchanged, though the calculated equity and tier 1 capital ratios will be altered slightly as a result of these adjustments.

Abbey Financial Markets

It is possible that some or all of Abbey's remaining Banking books may be reclassified as trading, while Wholesale PBU assets are expected to be immaterial to total risk weighted assets by the end of 2006.

There is likely to be a reduction in trading book risk weighted assets.

Pillar 2

Under Pillar 2 national supervisors can require a bank to operate a buffer over and above the Pillar 1 charge for bank-specific uncertainties. The method used by the FSA is the setting of target capital ratios above the minimum Basel capital ratio requirement of 8%.

5.3: Potential impact of Consultation Paper 204

Consultation Paper (CP) 204 is the FSA's interpretation of the EU Finance Group's Directive (FGD), defining the capital necessary for a financial conglomerate with operations in banking / insurance / investment services / building societies. It has particular significance for those groups operating beneath a holding company structure - which does not apply to Abbey. Overall impact for Abbey is expected to be broadly neutral, if the CP goes forward in its current form, except for one new feature relating to subsidiary Life Groups.

Life Companies must be individually capitalised to meet Minimum Solvency Requirements. Where there is a Life Holding Company (LHC) between these entities and an FSA-supervised parent bank, the solvency test for that Holding Company has traditionally been a "soft test" - i.e. providing the parent bank had sufficient surplus capital to meet any shortfall in the LHC's required solvency, that capital amount did not have to physically injected. This discretion is likely to be removed under the European drafting. Following the clarification of the capital position of the life assurance businesses, CP204 is not expected to impact Abbey.

5.4: Potential impact of Integrated Prudential Sourcebook

The FSAs Integrated Prudential Sourcebook (IPSB) replaces the current five Interim Prudential Sourcebooks and will bring together the main regulatory requirements discussed above as well as new regulation covering life assurance discussed in section 4.3 and other areas noted below. The main stages of IPSB implementation are:

October 2004	Prudential requirements for mortgage firms
December 2004	Systems and Controls
December 2004 - January 2005	All insurance material and valuation for insurers
December 2006 onwards	Risk Based Capital including Basel II and CRD material and market risk (existing CAD1 and CAD2 requirements)
2007	Liquidity quantitative requirements

6.0: STATUTORY FINANCIAL INFORMATION

6.1: Consolidated profit and loss account

	6 months to 30 June 2004 Unaudited	6 months to 30 June 2003 Unaudited	Full year 2003 Audited
	£ m	£ m	£ m
	___________	___________	___________
Interest receivable	2,482	2,906	5,244
Interest payable	(1,652)	(1,806)	(3,182)
	___________	___________	___________
Net interest income	830	1,100	2,062

Dividend income	-	-	1
Fees and commissions receivable	237	354	767
Fees and commissions payable	(62)	(127)	(248)
Dealing profits	128	146	217

Income from long-term assurance business	156	23	176
Embedded value rebasing and other adjustments	(103)	(168)	(378)
	___________	___________	___________
Income from long-term assurance business	53	(145)	(202)

Other operating income / (expenses)	172	84	(165)
	___________	___________	___________
Total operating income - continuing operations	1,354	1,643	2,791
Total operating income - discontinued operations	4	(231)	(359)
	___________	___________	___________
Total operating income	1,358	1,412	2,432

Administrative expenses	(865)	(989)	(2,014)

Depreciation of fixed assets (excl. operating lease assets)	(39)	(48)	(112)
Depreciation and impairment on operating lease assets	(76)	(121)	(251)
Amortisation and impairment of goodwill	(10)	(10)	(38)
	___________	___________	___________
Depreciation, amortisation and impairment	(125)	(179)	(401)

Provisions for bad and doubtful debts	(58)	(226)	(474)
Provisions for contingent liabilities and commitments	(3)	(20)	(104)
Amounts written off fixed asset investments	6	(155)	(193)
	___________	___________	___________
Provisions and amounts written off fixed asset investments	(55)	(401)	(771)
	___________	___________	___________
Operating profit / (loss)	313	(157)	(754)

Income from associated undertakings	3	6	12
Profit on disposal of Group undertakings	34	7	89
Loss on the sale or termination of an operation	-	-	(33)

Continuing operations	330	299	(183)
Discontinued operations	20	(443)	(503)
	___________	___________	___________
Profit / (loss) on ordinary activities before tax	350	(144)	(686)

Tax on profit / (loss) on ordinary activities	(113)	26	42
	___________	___________	___________
Profit / (loss) on ordinary activities after tax	237	(118)	(644)
Minority interests - non equity	(24)	(28)	(55)
	___________	___________	___________
Profit / (loss) attributable to shareholders	213	(146)	(699)

Transfer from / (to) non-distributable reserve	19	-	(200)
Preference dividends	(24)	(28)	(60)
Ordinary dividends	(122)	(120)	(364)
	___________	___________	___________
Retained profit / (loss) for the period	86	(294)	(1,323)
	___________	___________	___________
Profit on ordinary activities before tax includes for acquired operations	-	-	-
	___________	___________	___________

6.2: Consolidated balance sheet

	At 30 June 2004 Unaudited	At 30 June 2003 Unaudited	At 31 December 2003 Audited
	£ m	£ m	£ m
	___________	___________	___________
Assets
Cash and balances at central banks	398	379	439
Treasury bills and other eligible bills	1,100	1,997	1,631
Loans and advances to banks	4,642	8,106	7,155

Loans and advances to customers not subject to securitisation	82,885	81,604	84,488
Loans and advances to customers subject to securitisation	29,559	24,061	23,833
Less: Non-recourse finance	(17,042)	(16,666)	(14,482)
	___________	___________	___________
Loans and advances to customers	95,402	88,999	93,839

Net investment in finance leases	1,640	3,330	2,573
Debt securities	27,366	36,782	30,328
Equity shares and other similar interests	1,530	803	1,633
Long-term assurance business	2,235	2,549	2,272
Interests in associated undertakings	22	37	39
Intangible fixed assets	326	366	341
Tangible fixed assets excluding operating lease assets	249	332	268
Operating lease assets	2,509	2,646	2,529
Other assets	4,636	4,161	4,162
Prepayments and accrued income	1,066	1,528	1,230
Assets of long-term assurance funds	27,850	30,283	28,336
	___________	___________	___________
Total assets	170,971	182,298	176,775
	___________	___________	___________
Liabilities
Deposits by banks	17,716	20,850	22,125
Customer accounts	75,949	76,389	74,401
Debt securities in issue	24,303	28,914	24,834
Dividend proposed	122	136	245
Other liabilities	10,177	8,797	11,452
Accruals and deferred income	1,498	1,674	1,582
Provisions for liabilities and charges	789	1,097	836
Subordinated liabilities including convertible debt	5,815	6,500	6,337
Other long-term capital instruments	738	763	742
Liabilities of long-term assurance funds	27,850	30,283	28,336
Minority interests - non-equity	546	597	554
	___________	___________	___________
Total liabilities	165,503	176,000	171,444

Called up share capital - ordinary shares	147	146	146
Called up share capital - preference shares	325	325	325
Share premium account	2,115	2,163	2,059
Reserves	264	153	274
Profit and loss account	2,617	3,511	2,527
	___________	___________	___________
Shareholders' funds including non-equity interest	5,468	6,298	5,331
	___________	___________	___________
Total liabilities and shareholders' funds	170,971	182,298	176,775
	___________	___________	___________

Overview of the consolidated balance sheet

Total assets of £171bn down 3.3% from £176.8bn in December 2003 with the significant drivers as follows:

> Loans and advances to banks of £4.6bn, down 36% (December 2003: £7.2bn) due to reduced Repo activity with banks within Abbey Financial Markets. This has been offset with an equivalent increase in loans and advances to customers see below.

> Loans and advances to customers increased by 2% to £95.4bn (December 2003: £93.8bn). This has been driven by £3.2bn of new mortgage lending and a £2.7bn increase in reverse repos. This has been offset by an additional £2.5bn issue of mortgage-backed securities and £1.0bn of disposals.

Loans and advances subject to securitisation of £29.6bn represent residential mortgage assets that have been transferred directly to standalone securitisation vehicles or to a master trust for the purposes of issuing mortgage-backed securities. The £17.0bn non-returnable finance on securitised advances relates to mortgage assets that have been securitised. The balance mainly represents residential mortgage asset in the master trust against which mortgage-backed securities have not been issued.

> Net investment in finance leases has fallen by 38% to £1.6bn (December 2003: £2.6bn) due to the continued sale of leasing companies as part of the disposal programme in the Portfolio Business Unit.

> Dealing debt securities have fallen by £2.1bn, down 28% from December 2003. This has reduced in line with expectations due to reduced trading activity.

> Deposits by banks have decreased by 20% to £17.7bn (December 2003: £22.1bn). This has been driven by a fall in sale and repurchase agreements with banks in Abbey Financial Markets during the period.

> Customer accounts of £75.9bn were up 2% (December 2003: £74.4bn) due to an increase in sale and repurchase agreements with customers of £2.9bn, partly offset by the decrease in similar agreements with banks and a £1.0bn decrease in retail deposits.

> Other liabilities of £10.2bn were down 11% from December 2003 of £11.5bn due to a decrease in the negative fair value of trading derivatives. The movement is due to the impact of recovering equity prices on equity swaps and reduction in positions.

6.3: Consolidated cash flow statement

	6 months to 30 June 2004 Unaudited	6 months to 30 June 2003 Unaudited	Full year 2003 Audited
	£ m	£ m	£ m
	___________	___________	___________
Net cash outflow from operating activities	(2,126)	(29,125)	(32,678)
Returns on investments and servicing of finance:
- Interest paid on subordinated liabilities	(119)	(144)	(262)
- Preference dividends paid	(24)	(28)	(55)
- Payments to non-equity minority interests	(24)	(28)	(55)
	___________	___________	___________
Net cash outflow from returns on investments and servicing of finance	(167)	(200)	(372)

Taxation:
- UK corporation tax received / (paid)	4	19	(93)
- Overseas tax paid	(2)	(3)	(6)
	___________	___________	___________
Total taxation received / (paid)	2	16	(99)

Capital expenditure and financial investment:
- Purchases of investment securities	(476)	(2,893)	(3,895)
- Sales of investment securities	632	26,908	26,462
- Redemptions and maturities of investment securities	1,026	1,071	3,175
- Purchases of tangible fixed assets	(141)	(228)	(532)
- Sales of tangible fixed assets	52	1	194
- Transfers from / (to) life assurance funds	48	(227)	(215)
	___________	___________	___________
Net cash inflow from capital expenditure and financial investment	1,141	24,632	25,189

Acquisitions and disposals	1,252	4,788	8,803
Equity dividends paid	(189)	(104)	(216)
	___________	___________	___________
Net cash (outflow) / inflow before financing	(87)	7	627

Financing:
- Issue of ordinary share capital	2	-	2
- Redemption of preference share capital	-	-	(124)
- Redemption of preferred securities	-	(15)	(15)
- Repayments of loan capital	(415)	(60)	(56)
	___________	___________	___________
Net cash outflow from financing	(413)	(75)	(193)
	___________	___________	___________
(Decrease) / increase in cash	(500)	(68)	434
	___________	___________	___________

The net cash outflow from operating activities of £(2,126)m (Half 1 2003: £(29,125)m; Full year 2003 £(32,678)m) is made up of a cash inflow from trading activities of £694m (Half 1 2003: £735m, full year 2003: £903m) and a cash outflow from operating assets and liabilities of £(2,820)m (Half 1 2003: £(29,860)m, full year 2003: £(33,581)m). The large outflow in 2003 largely relates to the sale of the investment debt securities portfolios, which was used to settle debt securities in issue.

6.4: Consolidated statement of total recognised gains and losses

	6 months to 30 June 2004 Unaudited	6 months to 30 June 2003 Unaudited	Full year 2003 Audited
	£ m	£ m	£ m
	___________	___________	___________
Profit / (loss) attributable to the shareholders	213	(146)	(699)
Translation differences on foreign currency net investment	-	(2)	(1)
	___________	___________	___________
Total recognised gains / (losses) relating to the period	213	(148)	(700)
	___________	___________	___________

6.5: Reconciliation of movement in shareholders' funds

	30 June 2004	31 December 2003
	£ m	£ m
	___________	___________
Shareholders' funds at beginning of the period	5,331	6,350
Profit / (loss) retained for the period	67	(1,123)
Increases in share capital including share premium	57	20
Sale of own shares	9	-
Goodwill written off	-	5
Goodwill written back on disposal	-	190
Redemptions of Preference Share Capital including premium	-	(116)
Other movements	4	5
	___________	___________
Shareholders' funds at the end of the period	5,468	5,331
	___________	___________

6.6: Earnings per share

	6 months to 30 June 2004	6 months to 30 June 2003	Full Year 2003
	___________	___________	___________
Profit / (loss) for the period attributable to ordinary shareholders	£189m	£(174)m	£(759)m

Basic weighted average number of ordinary shares in issue	1,455m	1,449m	1,448m
Add: Potential ordinary shares (1)	10m	13m	-
	___________	___________	___________
Diluted weighted average number of shares	1,465m	1,462m	1,448m

Earnings / (losses) per ordinary share	13.0p	(12.0)p	(52.4)p

Fully diluted earnings / (losses) per ordinary share	12.9p	(11.9)p	(52.4)p
	___________	___________	___________

6.7: Taxation

The factors affecting the charge for taxation for the period are:

	6 months to 30 June 2004	6 months to 30 June 2003	Full year 2003
	£ m	£ m	£ m
	___________	___________	___________
Taxation at UK corporation tax rate of 30% (2002: 30%)	105	(43)	(206)

Effect of non-allowable provisions and other non-equalised items	22	29	218
Impairment and amortisation of goodwill	3	2	11
Capital allowances for the period in excess of depreciation	(32)	(11)	(61)
Provisions and short-term timing differences	(18)	6	98
Effect of non-UK profits and losses	(2)	5	6
Adjustment to prior year tax provisions	(15)	(24)	(112)

Deferred tax: Timing difference, origination and reversal	50	10	4
	___________	___________	___________
Total taxation	113	(26)	(42)
	___________	___________	___________
Effective rate (1)	32.3%	18.1%	6.1%

(1) The effective tax rate is obtained by dividing taxes by profit / (loss) before taxes.

Reconciliation of effective tax rate for the 6 months ended 30 June 2004

A reconciliation of the total taxation charge for PFS and PBU follows:

	30 June 2004
	PFS	PBU	Abbey
	£ m	£ m	£ m
	___________	___________	___________
Profit before tax	340	10	350

Tax adjustments:
- Non-equalised element of with profit fund review	87	-	87
- Non-taxable gains on sales of subsidiaries	-	(24)	(24)
- Depreciation on revalued asset	-	28	28
- Goodwill amortisation	10	-	10
- Other tax adjustments	(21)	(4)	(25)
	___________	___________	___________
Taxable profit	416	10	426
	___________	___________	___________
Taxation @ 30%	125	3	128
Prior year adjustments	(13)	(2)	(15)
	___________	___________	___________
Total taxation	112	1	113
	___________	___________	___________

Effective tax rate	32.9%	10.0%	32.3%
	___________	___________	___________

The 2004 effective tax rate has been adversely impacted by the non- tax equalised elements within the review of the Life Assurance With Profit Funds.

APPENDIX 1: PERSONAL FINANCIAL SERVICES (PFS) P&L ANALYSIS

Total Personal Financial Services

	6 months to 30 June 2004	6 months to 31 December 2003	6 months to 30 June 2003
	£ m	£ m	£ m
	___________	___________	___________
Net interest income	798	849	860
Non-interest income	521	525	555
	___________	___________	___________
Total trading income	1,319	1,374	1,415

Operating expenses	(783)	(817)	(760)
Provisions for bad and doubtful debts	(67)	(66)	(64)
Provisions for contingent liabilities and commitments	(1)	(61)	-
Amounts written off fixed asset investments	-	3	(3)
	___________	___________	___________
Trading profit before tax	468	433	588
	___________	___________	___________
Adjust for:

- Embedded value charges and rebasing	(24)	(341)	(102)
- Re-organisation expenses	(94)	(189)	(126)
- Goodwill charges	(10)	(19)	(9)
	___________	___________	___________
Profit / (loss) before tax	340	(116)	351
	___________	___________	___________
Trading profit / (loss) by business:

Banking and Savings	353	401	475
Investment and Protection	115	133	106
General Insurance	36	44	29
Treasury Services	75	42	98
Group Infrastructure	(111)	(187)	(120)
	___________	___________	___________
Trading profit before tax	468	433	588
	___________	___________	___________
Trading cost: income ratio	59.4%	59.5%	53.7%
	___________	___________	___________

Banking and Savings

6 Months to 30 June 2004	Abbey retail £ m	cahoot £ m	Cater Allen & Abbey International £ m	Total £ m
	___________	___________	___________	___________
Net interest income	724	25	33	782
Non-interest income	185	6	2	193
	___________	___________	___________	___________
Total trading income	909	31	35	975

Trading expenses	(515)	(21)	(18)	(554)
Provisions for bad and doubtful debts	(53)	(14)	-	(67)
Provisions for contingent liabilities and commitments	(1)	-	-	(1)
	___________	___________	___________	___________
Trading profit / (loss) before tax	340	(4)	17	353

Adjust for:

- Re-organisation expenses (1)	(24)	-	(2)	(26)
	___________	___________	___________	___________
Profit / (loss) before tax	316	(4)	15	327
	___________	___________	___________	___________
6 months to 31 December 2003	Abbey retail £ m	cahoot £ m	Cater Allen & Abbey International £ m	Total £ m
	___________	___________	___________	___________
Net interest income	790	25	39	854
Non-interest income	199	6	2	207
	___________	___________	___________	___________
Total trading income	989	31	41	1,061

Trading expenses	(547)	(21)	(19)	(587)
Provisions for bad and doubtful debts	(50)	(16)	-	(66)
Provisions for contingent liabilities and commitments	(7)	-	-	(7)

	___________	___________	___________	___________
Trading profit / (loss) before tax	385	(6)	22	401

Adjust for:

- Re-organisation expenses (1)	(75)	-	(12)	(87)
	___________	___________	___________	___________
Profit / (loss) before tax	310	(6)	10	314
	___________	___________	___________	___________
6 months to 30 June 2003	Abbey retail £ m	cahoot £ m	Cater Allen & Abbey International £ m	Total £ m
	___________	___________	___________	___________
Net interest income	809	20	37	866
Non-interest income	211	6	3	220
	___________	___________	___________	___________
Total trading income	1,020	26	40	1,086

Trading expenses	(494)	(22)	(29)	(545)
Provisions for bad and doubtful debts	(51)	(13)	-	(64)
Provisions for contingent liabilities and commitments	(2)	-	-	(2)
	___________	___________	___________	___________
Trading profit / (loss) before tax	473	(9)	11	475

Adjust for:

- Re-organisation expenses (1)	(82)	-	-	(82)
	___________	___________	___________	___________
Profit / (loss) before tax	391	(9)	11	393
	___________	___________	___________	___________

(1) Re-organisation expenses of £24m (Half 1 2003: £82m; Half 2 2003: £75m) in Abbey retail comprise £24m (Half 1 2003: £70m; Half 2 2003: £77m) of operating expenses and £nil (Half 1 2003: £12m, Half 2 2003: £(2)m) of amounts written off fixed asset investments. Of the £2m (Half 1 2003: £nil; Half 2 2003: £12m) of re-organisation costs in Cater Allen and Abbey International, £2m (Half 1 2003: £nil; Half 2 2003: £7m) is operating expenses, with the balance being provisions for contingent liabilities and commitments.

Investment and Protection

6 months to 30 June 2004	Abbey National Life (ANL) £ m	Scottish Mutual (SMA) £ m	Scottish Provident (SP) £ m	Other £ m	Total £ m
	___________	___________	___________	___________	___________
Net interest income	4	14	25	5	48
Non-interest income	41	14	33	16	104

Total trading income	45	28	58	21	152

Trading expenses	(6)	(6)	-	(25)	(37)
	___________	___________	___________	___________	___________
Trading profit / (loss) before tax	39	22	58	(4)	115

Adjust for:

- Embedded value charges and rebasing (1)	(7)	(42)	25	-	(24)
- Re-organisation expenses (2)	(7)	(11)	(20)	-	(38)
	___________	___________	___________	___________	___________
Profit / (loss) before tax	25	(31)	63	(4)	53
	___________	___________	___________	___________	___________

6 months to 31 December 2003	ANL £ m	SMA £ m	SP £ m	Other £ m	Total £ m
	___________	___________	___________	___________	___________
Net interest income	2	13	26	(1)	40
Non-interest income	38	27	42	17	124
	___________	___________	___________	___________	___________
Total trading income	40	40	68	16	164

Trading expenses	(5)	(8)	-	(19)	(32)
Provisions for contingent liabilities and commitments	1	-	-	-	1
	___________	___________	___________	___________	___________
Trading profit / (loss) before tax	36	32	68	(3)	133

Adjust for:

- Embedded value charges and rebasing (1)	22	(240)	(123)	-	(341)
- Reorganisation expenses	-	(8)	(3)	-	(11)
	___________	___________	___________	___________	___________
Profit / (loss) before tax	58	(216)	(58)	(3)	(219)
	___________	___________	___________	___________	___________

6 months to 30 June 2003	ANL £ m	SMA £ m	SP £ m	Other £ m	Total £ m
	___________	___________	___________	___________	___________
Net interest income	4	13	25	1	43
Non-interest income	45	6	21	18	90
	___________	___________	___________	___________	___________
Total trading income	49	19	46	19	133

Trading expenses	(5)	(1)	(1)	(19)	(26)
Provisions for contingent liabilities and commitments	(1)	-		-	(1)
	___________	___________	___________	___________	___________
Trading profit before tax	43	18	45	-	106

Adjust for:

- Embedded value charges and rebasing (1)	4	33	(139)	-	(102)
- Re-organisation expenses (2)	-	-	(5)	-	(5)
	___________	___________	___________	___________	___________
Profit / (loss) before tax	47	51	(99)	-	(1)
	___________	___________	___________	___________	___________

(1) Embedded value charges and rebasing of £24m (Half 1 2003: £102m; Half 2 2003: £341m) are reported on a statutory basis as part of non-interest income, except for £80m in Half 1 2003 reported as provisions for bad and doubtful debts.

(2) Of the total re-organisation expenses of £38m (Half 1 2003: £5m; Half 2 2003: £11m), £35m (Half 1 £5m, Half 2: £11m) are reported as part of non-interest income for statutory purposes, with the balance of £3m in 2004 reported in operating expenses.

General Insurance

	6 months to 30 June 2004 £ m	6 months to 31 December 2003 £ m	6 months to 30 June 2003 £ m
	___________	___________	___________
Net interest income	(1)	(2)	(3)
Non-interest income	57	67	59
	___________	___________	___________
Total trading income	56	65	56

Trading expenses	(20)	(21)	(27)
	___________	___________	___________
Trading profit before tax	36	44	29

Adjust for:

- Re-organisation expenses (1)	(3)	(26)	(15)
	___________	___________	___________
Profit before tax	33	18	14
	___________	___________	___________

(1) Re-organisation expenses of £3m (Half 1 2003: £15m; Half 2 2003: £26m) are reported as operating expenses.

Abbey Financial Markets

	6 months to 30 June 2004 £ m	6 months to 31 December 2003 £ m	6 months to 30 June 2003 £ m
	___________	___________	___________
Net interest income	15	11	15
Non-interest income	113	80	143
	___________	___________	___________
Total trading income	128	91	158

Trading expenses	(53)	(49)	(60)
	___________	___________	___________
Trading profit before tax	75	42	98

Adjust for:

- Re-organisation expenses (1)	(10)	(14)	(5)
	___________	___________	___________
Profit before tax	65	28	93
	___________	___________	___________

(1) Re-organisation expenses of £10m (Half 1 2003: £5m; Half 2 2003: £14m) are reported as operating expenses.

Group Infrastructure

	6 months to 30 June 2004 £ m	6 months to 31 December 2003 £ m	6 months to 30 June 2003 £ m
	___________	___________	___________
Net interest income	(46)	(54)	(61)
Non-interest income	54	47	43
	___________	___________	___________
Total trading income	8	(7)	(18)

Trading expenses	(119)	(128)	(102)
Provisions for contingent liabilities & commitments	-	(52)	-
	___________	___________	___________
Trading loss before tax	(111)	(187)	(120)

Adjust for:

- Re-organisation expenses (1)	(17)	(51)	(19)
- Goodwill charges (2)	(10)	(19)	(9)
	___________	___________	___________
Loss before tax	(138)	(257)	(148)

(1) Re-organisation expenses of £17m (Half 1 2003: £19m; Half 2 2003: £51m) comprise £15m (Half 1 2003: £19m; Half 2 2003: £32m) of operating expenses and £2m (Half 1 2003: £nil; Half 2 2003: £19m) of provisions for contingent liabilities and commitments.

(2) Goodwill charges of £10m (Half 1 2003: £9m; Half 2 2003: £19m) are reported as operating expenses for statutory purposes.

APPENDIX 2: PORTFOLIO BUSINESS UNIT (PBU) P&L ANALYSIS

6 months to 30 June 2004	Wholesale Banking £ m	MF and LF (1) £ m	Other PBU £ m	Total £ m
	___________	___________	___________	___________
Net interest income	(28)	40	20	32
Non-interest income	85	(19)	-	66
	___________	___________	___________	___________
Total income	57	21	20	98

Administrative expenses	(14)	(20)	(30)	(64)
Depreciation on operating lease assets	(76)	-	-	(76)
Provisions for bad and doubtful debts	56	(40)	(7)	9
Provisions for contingent liabilities and commitments	-	-	-	-
Amounts written off fixed asset investments	6	-	-	6
	___________	___________	___________	___________
Operating profit / (loss)	29	(39)	(17)	(27)
Income from associated undertakings	-	3	-	3
Profit on disposal of Group undertakings	23	-	11	34
	___________	___________	___________	___________
Profit / (loss) on ordinary activities before tax	52	(36)	(6)	10
	___________	___________	___________	___________
6 months to 31 December 2003	Wholesale Banking £ m	MF and LF (1) £ m	Other PBU £ m	Total £ m
	___________	___________	___________	___________
Net interest income	(15)	82	46	113
Non-interest income	(99)	(27)	11	(115)
	___________	___________	___________	___________
Total operating income	(114)	55	57	(2)

Administrative expenses	(56)	(22)	(47)	(125)
Depreciation on operating lease assets	(129)	(1)	-	(130)
Provisions for bad and doubtful debts	(116)	(58)	(8)	(182)
Provisions for contingent liabilities and commitments	-	-	(4)	(4)
Amounts written off fixed asset investments	(38)	-	-	(38)
	___________	___________	___________	___________
Operating loss	(453)	(26)	(2)	(481)
Income from associated undertakings	-	6	-	6
Profit on disposal of Group undertakings	43	(1)	40	82
Loss on sale or termination of a business	(6)	(27)	-	(33)
	___________	___________	___________	___________
(Loss) / profit on ordinary activities before tax	(416)	(48)	38	(426)
	___________	___________	___________	___________
6 months to 30 June 2003	Wholesale Banking £ m	MF and LF (1) £ m	Other PBU £ m	Total £ m
	___________	___________	___________	___________
Net interest income	37	163	40	240
Non-interest income	(148)	(42)	(26)	(216)
	___________	___________	___________	___________
Total operating income	(111)	121	14	24

Administrative expenses	(45)	(88)	(36)	(169)
Depreciation on operating lease assets	(121)	-	-	(121)
Provisions for bad and doubtful debts	(38)	(41)	(3)	(82)
Provisions for contingent liabilities and commitments	(2)	-	(13)	(15)
Amounts written off fixed asset investments	(145)	-	-	(145)
	___________	___________	___________	___________
Operating (loss) / profit	(462)	(8)	(38)	(508)
Income from associated undertakings	-	6	-	6
Profit on disposal of Group undertakings	7	-	-	7
	___________	___________	___________	___________
Loss on ordinary activities before tax	(455)	(2)	(38)	(495)
	___________	___________	___________	___________

(1) MF and LF represent Motor Finance and Litigation Funding.

APPENDIX 3: PENSION FUND
	6 months to 30 June 2004	6 months to 31 December 2003	6 months to 30 June 2003
	£ m	£ m	£ m
	___________	___________	___________
Regular cost	35	36	39
Amortisation of surpluses arising on pension schemes	-	1	(1)
Amortisation of deficits arising on pension schemes	24	28	17
Amortisation of surplus arising from fair value adjustment on acquisition of National & Provincial	1	1	1
	___________	___________	___________
P&L charge in respect of defined benefit schemes	60	66	56

Add: P&L charge in respect of other schemes (1)	2	3	3
	___________	___________	___________
Total pension charges (2)	62	69	59

Less: Portfolio Business Unit (PBU) charges	(2)	(3)	(4)
	___________	___________	___________
PFS charges	60	66	55
	___________	___________	___________

(1) Comprises defined contribution pension schemes.

(2) Excludes £7m of pension charges relating to the Life Assurance businesses reported in non-interest income under embedded value accounting (Half 1 2003: £6m, Half 2 2003: £6m).

The following comments refer to the pension cost for the combined PFS and PBU businesses.

The main Abbey defined benefit scheme was closed to new members in March 2002 and replaced with a defined contribution scheme. The decrease in the regular cost to £35m (Half 1 2003: £39m) reflects the impact of employees leaving the defined benefit scheme, offset by inflation. The June 2004 deficit on a SSAP 24 basis is estimated at £528m unchanged from 31 December 2003, with the 2004 full year profit and loss charge expected to be broadly unchanged. A reduction in regular cost due to staff turnover is expected to be offset by a higher amortisation charge. Amortisation for the first three months of the year is based on the annual valuation from March the previous year, with the charge for the subsequent 9 months driven by the annual valuation from March of the reporting year. The year on year increase in amortisation is largely due to a higher charge for the first quarter as a result of the deficit increasing from £127m at March 2002 to £604m at March 2003.

FRS 17 disclosure

	30 June 2004	31 December 2003	31 December 2002
	£ m	£ m	£ m
	___________	___________	___________
Total market value of assets	2,302	2,205	1,880
Present value of scheme liabilities	(3,205)	(3,306)	(2,722)
	___________	___________	___________
FRS 17 scheme deficit	(903)	(1,101)	(842)
Related deferred tax asset	271	330	253
	___________	___________	___________
Net FRS 17 scheme deficit	(632)	(771)	(589)
	___________	___________	___________

The table above and the following comments reflect the position of Abbey's defined benefit schemes in totality.

At 30 June 2004, taking assets at market value and discounting future liabilities at an AA Corporate Bond Rate of return gives an estimated scheme deficit under FRS17 of £632m post-tax (December 2003: £771m). Asset growth of £97m was primarily driven by investment returns, with contributions to the fund largely offset by benefits paid out.

Valuations under FRS17 are dependent upon market conditions at the balance sheet date, potentially leading to volatility in results between reporting dates. Based on an asset value of £2,302m at June 2004 and asset allocation targets of 50% equities, 30% bonds and 20% gilts and assuming average market returns, the estimated sensitivity to a 10% market movement is £115m for equities, £69m for bonds and £46m for gilts.

Liabilities are determined by projecting forward the growth in current accrued pension benefits to reflect inflation and salary growth to the date of pension payment, discounted to present value. These fell by £101m to £3,205m (December 2003: £3,306m), as the inclusion of a further six months service cost £58m for current scheme members and the unwind of the discount £90m was more than offset by the impact of an increase in the discount rate from 5.5% to 5.9% based on a long term AA Corporate Bond return.

Whilst FRS 17 is prescriptive in terms of requiring the discount rate to be based on the return on AA corporate bonds, in practice, the definition of the return and inflation rates used are somewhat more subjective. A 10 basis point movement in the net discount rate, the difference between the return on AA Corporate Bonds and inflation, is estimated to have a £65m impact on liabilities. FRS 17 disclosures at 31 December 2003 indicate that the net discount rates used by UK banks ranged from 2.6% to 3.1% (Abbey 2.7%). Based on this range, Abbey's £1,101m deficit reported at 31 December 2003 would have been between £1,170m and £840m.

Under FRS 17, the P&L charge for the first half of 2004 would be £79m, determined by the assumptions below and the actual service accrued by scheme members. This comprises a £69m investment return offset by £58m service cost and a £90m financing cost, equating to the unwind of the discount on liabilities.

	30 June 2004	31 December 2003	31 December 2002
	___________	___________	___________
Discount rate for scheme liabilities	5.90%	5.50%	5.75%
Pension and deferred pension increases	2.80%	2.70%	2.40%
General salary increase	4.30%	4.20%	3.90%
General price inflation	2.80%	2.70%	2.40%
Expected rate of return on equities	7.25%	7.25%	8.00%
Expected rate of return on bonds	5.50%	5.50%	5.75%
Expected rate of return on gilts	4.75%	4.75%	4.50%
Expected return on cash	3.60%	3.60%	4.50%
	___________	___________	___________

INDEPENDENT REVIEW REPORT TO ABBEY NATIONAL PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2004 which comprises the consolidated profit and loss account, the consolidated balance sheet, the consolidated statement of total recognised gains and losses and consolidated cash flow statement. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting polices and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

Deloitte & Touche LLP

Chartered Accountants

25 July 2004

FORWARD LOOKING STATEMENTS

This document contains certain "forward-looking statements" with respect to certain plans of Abbey National plc ("Abbey") and its current goals, plans, expectations and assumptions relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, which are beyond Abbey's control. These include, among other things, UK domestic and global economic and business conditions, market-related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation / deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Abbey and its affiliates operate. As a result, Abbey's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Abbey's forward-looking statements.

OTHER INFORMATION

1. The financial information in this interim statement does not constitute statutory accounts as defined in s240 of the Companies Act 1985. The financial information for the full preceding year is based on the statutory accounts for the year ended 31 December 2003. The auditors have reported on those accounts; their report was unqualified and did not contain statements under s237(2) or (3) Companies Act 1985. Those accounts have been delivered to the Registrar of Companies.

2. The financial information in this release is prepared on the basis of the accounting policies as stated in the previous year's financial statements.

3. The interim statement was approved by the board of directors of Abbey National plc on 25 July 2004.

4. The ex-dividend date for Ordinary shares is 18 August 2004; the record date is 20 August 2004; the payment date is 4 October 2004.

5. In view of the offer announced by Grupo Santander, it is possible that the scrip dividend arrangement will be suspended for legal reasons.

6. A quarterly trading statement will be issued on 27 October 2004.

7. The 2004 preliminary results announcement will be released on 24 February 2005.

8. This report will also be available on the Abbey website: www.abbey.com from 26 July 2004.

Jon Burgess

Head of Investor Relations

For further information contact:

investor@abbey.com

Tel: (020) 7756 4181

(020) 7756 4184

Abbey National plc Registered Office: Abbey House, 2 Triton Square, Regent's Place, London NW1 3AN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 26 July 2004	By: /s/ Jonathan Burgess
Jonathan Burgess Head of Investor Relations